Deutsche Bank	Exhibit 99.1
Interim Report as of March 31, 2014

Deutsche Bank

The Group at a glance

	Three months ended
	Mar 31, 2014	Mar 31, 2013

Share price at period end	€ 32.48	€ 30.42

Share price high	€ 40.00	€ 38.73

Share price low	€ 30.76	€ 29.93

Basic earnings per share	€ 1.06	€ 1.76

Diluted earnings per share	€ 1.03	€ 1.71

Average shares outstanding, in m., basic	1,024	938

Average shares outstanding, in m., diluted	1,055	966

Book value per basic share outstanding[1]	€ 54.31	€ 59.44

Tangible book value per basic share outstanding	€ 40.72	€ 44.17

Pre-tax return on average shareholders’ equity	12.0%	17.6%

Pre-tax return on average active equity	12.2%	17.9%

Post-tax return on average shareholders’ equity	7.8%	12.1%

Post-tax return on average active equity	7.9%	12.3%

Cost/income ratio[2]	77.0%	70.5%

Compensation ratio[3]	39.9%	37.8%

Noncompensation ratio[4]	37.1%	32.7%

in € m.

Total net revenues	8,392	9,391

Provision for credit losses	246	354

Total noninterest expenses	6,466	6,623

Income before income taxes	1,680	2,414

Net income	1,103	1,661

in € bn. (unless stated otherwise)	Mar 31, 2014	Dec 31, 2013

Total assets	1,637	1,611

Total shareholders’ equity	55.8	54.7

Common Equity Tier 1 capital ratio[5]	13.2%	12.8%

Tier 1 capital ratio[5]	13.2%	16.9%

Number

Branches	2,853	2,907
Thereof: in Germany	1,873	1,924

Employees (full-time equivalent)	97,184	98,254
Thereof: in Germany	45,477	46,377

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Content	1
Interim Report as of March 31, 2014

Deutsche Bank	Management Report	2
Interim Report as of March 31, 2014	Operating and Financial Review
	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

In the first quarter of 2014, global economic growth likely slowed somewhat due to a weakening of economic momentum in emerging markets and developing countries. In contrast, we estimate that the upturn in economic growth in industrialized countries continued at roughly the same rate as in the last quarter of 2013, when the seven largest industrial countries grew by an annualized rate of 2%.

The eurozone economy continued to see a moderate recovery, reflecting a fourth consecutive quarter of positive growth following six quarters of contraction in which the eurozone economy shrank by nearly 1.5%. The German economy gained significant momentum in the first quarter of 2014, partly due to the positive effects of mild weather. While economic growth in the U.S. and Canada was probably marked lower in the first quarter of 2014 due to adverse weather conditions, economic momentum picked up noticeably in Japan and the United Kingdom in particular. In Japan, this was most likely due to purchases having been brought forward in anticipation of the increase in value added tax that came into effect in April 2014.

In contrast, the assessments of purchasing managers in China, which were noticeably more pessimistic in the first three months of this year than on average in the final quarter of 2013, signaled a weakening of the economy. For Russia, such assessments even point to a reduction in economic activity there.

For the Banking industry, the financial markets in Europe were characterized by relative calmness in the first quarter of 2014, despite temporary tensions due to the crisis in Ukraine. The lending business with both corporate and private clients saw a continuation of the slightly negative trend of the last two years. The moderate growth in deposits was maintained, but it was somewhat weaker than before. In view of the general reduction in total assets and the increase in deposit refinancing, the volumes of capital market issues by banks rose compared to the exceptionally weak prior year. However, despite low financing costs, these volumes still remained well below the historical average.

In the U.S., credit growth accelerated, in line with the recovery of the economy as a whole, especially in the corporate clients business, which regained a strong momentum. The private mortgage business also now seems to have stabilized at a low level. Deposit growth remained strong, with volumes increasing more or less linearly.

In global investment banking, the first quarter was shaped by moderate client demand and activity. Net revenues in corporate finance in the U.S. and Asia were on par with prior year overall, with moderate declines in the U.S. from a high value in 2013. These effects were balanced out by a strong improvement in Europe, in contrast to a weak first quarter of 2013 there. The equities business grew significantly, especially for IPOs. In contrast, the fixed income business contracted just as significantly, mainly in higher-margin segments. Slight increases were registered in merger and acquisition activity as well as with syndicated loans. Debt trading volumes fell considerably, while trading in equity instruments rose on the prior year period.

In asset and wealth management, revenues are likely to have developed positively due to stable equities markets on record highs and solid bond markets in many industrialized countries, as well as the growing expectations of investors that the economic recovery will continue.

Deutsche Bank	Management Report	3
Interim Report as of March 31, 2014	Operating and Financial Review
	Deutsche Bank Performance

At the beginning of the year, the key regulatory and supervisory issues in the EU were the publication of a draft regulation on the implementation of structural banking reforms by the European Commission, the general political agreement on the structure of the Single Resolution Mechanism within the Banking Union, and the final agreement on the details of MiFID II. In the U.S., the key regulatory and supervisory issues included, in particular, the annual balance-sheet stress test by the Fed and the final decision on the new capital and liquidity requirements for foreign banks. Basel 3 officially came into effect in both regions (in the U.S. at present only for particularly large banks), with implementation periods lasting several years. The Basel Committee published final rules for calculating the liquidity coverage ratio and the leverage ratio which may possibly become applicable in both Europe and the U.S.

Ongoing legal disputes, regulatory investigations and related settlement payments continued to be a burden for the banking sector.

Deutsche Bank Performance

In 2014, we continued to invest in the bank’s future growth and in further strengthening our controls while addressing ongoing legal and regulatory issues. We expect 2014 to be a year of further challenges and disciplined implementation.

The key financial highlights for the Group in the period can be summarized as:

—	Group net revenues of € 8.4 billion in first quarter 2014, down 11 % versus first quarter 2013 largely reflecting revenue declines in CB&S;
—	Income before income taxes of € 1.7 billion, down 30 % from first quarter 2013;
—	Net income decreased from € 1.7 billion in first quarter 2013 to € 1.1 billion in first quarter 2014;
—	CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio was 9.5 % at the end of first quarter 2014;
—	Adjusted CRR/CRD 4 leverage ratio was 3.2 % at the end of first quarter 2014;
—	CRR/CRD 4 fully loaded risk-weighted assets of € 373 billion as of March 31, 2014.

The financial Key Performance Indicators (KPIs) of the Group are detailed in the table below:

Group Key Performance Indicators	Mar 31, 2014	Mar 31, 2013

Post-tax return on average active equity	7.9%	12.3%

Cost/income ratio[1]	77.0%	70.5%

Cost savings[2]	€ 2.3 bn	€ 0.6 bn

Costs to achieve savings [3]	€ 2.1 bn	€ 0.7 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[4]	9.5%	8.8%

Adjusted CRR/CRD 4 leverage ratio[5]	3.2%

[1]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[2]	Cost savings resulting from the implementation of the OpEx program.
[3]	Costs to achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[4]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[5]

The adjusted CRR/CRD 4 leverage ratio represents our calculation following the publication of CRR/CRD 4 on June 27, 2013 as amended. Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	Management Report	4
Interim Report as of March 31, 2014	Operating and Financial Review
	Consolidated Results of Operations

Consolidated Results of Operations

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %

Net revenues:

Thereof:

CB&S	4,076	4,547	(471)	(10)

PBC	2,476	2,385	91	4

GTB	1,028	1,034	(6)	(1)

DeAWM	1,067	1,244	(177)	(14)

NCOU	74	441	(367)	(83)

Total net revenues	8,392	9,391	(999)	(11)

Provision for credit losses	246	354	(108)	(30)

Noninterest expenses	6,466	6,623	(157)	(2)

Income before income taxes	1,680	2,414	(734)	(30)

Income tax expense (benefit)	577	753	(177)	(23)

Net income	1,103	1,661	(558)	(34)

Results in the first quarter 2014 reflect a mixed performance with a reduced year-on-year revenue contribution from Corporate Banking & Securities (CB&S), Deutsche Asset & Wealth Management (DeAWM), and our Non-Core Operating Unit (NCOU) with substantially unchanged results across Global Transaction Banking (GTB) and slightly higher revenues in Private & Business Clients (PBC). Lower client investment activity exacerbated by uncertainty around emerging markets as well as continued low interest rates and a highly competitive environment are reflected in decreased revenues across most businesses. We made further progress in our Operational Excellence (OpEx) program, which focuses in 2014 on more complex initiatives. Cost reductions from the ongoing implementation of OpEx allowed us to counterbalance higher cost caused by increasing regulatory requirements, and enabled us to continue to invest in platform improvements.

Our net revenues in the first quarter 2014 decreased by 11%, or € 999 million to € 8.4 billion, compared to € 9.4 billion in the first quarter 2013. In CB&S, revenues were € 4.1 billion, down € 471 million, or 10%, versus the first quarter 2013. The decrease was mainly attributable to reduced revenues in Sales & Trading (debt and other products), which were down by € 285 million, or 10%, compared to the first quarter 2013, resulting from lower client activity reflecting low volatility and ongoing uncertainty around emerging markets. In addition, revenues in CB&S decreased due to losses from Debt Valuation Adjustment (DVA) in the first quarter 2014, whereas a gain for DVA was recorded in the first quarter 2013. PBC revenues were € 2.5 billion in the first quarter 2014, up € 91 million, or 4%, compared to the first quarter 2013. The increase was primarily driven by subsequent gains related to a business sale closed in a prior period, but also due to higher revenues in investment and insurance products. Revenues in GTB were € 1.0 billion, marginally down by € 6 million, or 1%, from the first quarter 2013 impacted by a highly competitive environment and continued low interest rates. DeAWM revenues decreased by € 177 million, or 14%, to € 1.1 billion, versus the first quarter 2013 mainly driven by mark-to-market movements on policyholder positions in Abbey Life, largely offset in noninterest expenses. Revenues in the NCOU were € 74 million, a decrease by € 367 million, or 83%, in the first quarter 2014, reflecting a reduction of assets following our de-risking activities and losses incurred by the Special Commodities Group (SCG), primarily driven by losses on our exposure to traded products in the U.S. power sector. Consolidation & Adjustments (C&A) net revenues declined from negative € 259 million in the first quarter 2013 to negative € 327 million in the first quarter 2014. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS as well as negative impacts from funding valuation adjustments on internal uncollateralized derivatives.

Provision for credit losses was € 246 million in the first quarter 2014, a decrease of € 108 million, or 30%, compared to the first quarter 2013. This reduction primarily reflects the non-recurrence of a number of large single items in GTB, CB&S and NCOU recorded in the first quarter 2013. The provision for credit losses

Deutsche Bank	Management Report	5
Interim Report as of March 31, 2014	Operating and Financial Review
	Segment Results of Operations

increase in PBC was driven by a positive one-off effect from portfolio sales in the first quarter 2013, that was not replicated in the first quarter 2014. After adjusting for this one-off effect, the provision for credit losses in PBC decreased reflecting the ongoing strong credit environment in Germany.

Noninterest expenses were € 6.5 billion in the quarter, down € 157 million, or 2%, compared to the first quarter 2013. Compensation and benefits, which amounted to € 3.3 billion, were down € 200 million, or 6%, compared to the first quarter 2013. This primarily reflects lower variable compensation, including reduced deferred award amortisation, mainly in CB&S. General and administrative expenses were € 3.0 billion, up € 192 million, or 7%, compared to the first quarter 2013. One driver for the increase were cost-to-achieve related to OpEx, which were € 301 million in the first quarter 2014 versus € 219 million in the first quarter 2013. Other drivers were higher expenses relating to increased regulatory requirements, higher investments in platforms, as well as an impairment in NCOU. In part, these costs were offset by lower litigation related charges and the ongoing positive impact from our OpEx program. Policyholder benefits and claims, which are offsetting mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 52 million in the first quarter 2014, a reduction of € 141 million compared to the first quarter 2013.

Overall, income before income taxes was € 1.7 billion in the first quarter 2014 versus € 2.4 billion in the first quarter 2013, mainly driven by lower revenues which were partly offset by costs reductions.

Net income for the first quarter 2014 was € 1.1 billion, compared to € 1.7 billion in the first quarter 2013. Income tax expense in the first quarter 2014 was € 577 million versus € 753 million in the comparative period. The effective tax rate in the current quarter was 34 % versus 31 % in the first quarter 2013.

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three months ended March 31, 2014 and March 31, 2013. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Three months ended Mar 31, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	4,076	2,476	1,028	1,067	74	(327)	8,392

Provision for credit losses	16	140	24	(1)	67	1	246

Total noninterest expenses	2,547	1,815	637	900	539	28	6,466
Thereof:
Policyholder benefits and claims	0	0	0	52	0	0	52
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	44	3	2	4	2	0	56

Noncontrolling interests	21	0	0	0	(1)	(20)	0

Income (loss) before income taxes	1,492	520	367	169	(532)	(336)	1,680

Cost/income ratio	63%	73%	62%	84%	N/M	N/M	77%

Assets[1]	1,133,467	261,106	108,130	73,184	50,667	10,020	1,636,574

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	166,353	79,613	40,954	13,722	57,708	14,963	373,313

Average active equity	21,247	14,251	5,283	6,174	7,539	0	54,493

Pre-tax return on average active equity	28%	15%	28%	11%	(28) %	N/M	12%

Post-tax return on average active equity[2]	19%	10%	19%	7%	(19) %	N/M	8%

N/M – Not meaningful

1	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 34 % for the three months ended March 31, 2014. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 33 % for the current quarter.

Deutsche Bank	Management Report	6
Interim Report as of March 31, 2014	Operating and Financial Review
	Corporate Divisions

	Three months ended Mar 31, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	4,547	2,385	1,034	1,244	441	(259)	9,391

Provision for credit losses	51	111	92	13	87	0	354

Total noninterest expenses	2,578	1,791	623	1,012	613	6	6,623
Thereof:
Policyholder benefits and claims	0	0	0	191	0	0	192
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	42	1	2	7	13	0	65

Noncontrolling interests	10	0	0	1	(1)	(10)	0

Income (loss) before income taxes	1,908	483	318	219	(258)	(255)	2,414

Cost/income ratio	57%	75%	60%	81%	139%	N/M	71%

Assets[1]	1,472,217	270,928	97,540	80,129	100,601	11,275	2,032,690

Risk-weighted assets (Basel 2.5)	115,153	72,419	35,246	12,071	77,583	12,434	324,908

Average active equity	18,875	13,289	4,575	5,488	11,610	0	53,836

Pre-tax return on average active equity	40%	15%	28%	16%	(9) %	N/M	18%

Post-tax return on average active equity[2]	27%	10%	19%	11%	(6) %	N/M	12%

N/M – Not meaningful

1	Starting December 31, 2012, segment assets represent consolidated view, i.e., the amounts do not include intersegment balances.
2	The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 31 % for the three months ended March 31, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 33 % for the prior year’s quarter.

Corporate Divisions

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	2,433	2,717	(285)	(10)

Sales & Trading (equity)	772	766	6	1

Origination (debt)	358	453	(95)	(21)

Origination (equity)	160	152	8	6

Advisory	107	69	37	54

Loan products	255	250	5	2

Other products	(9)	139	(148)	N/M

Total net revenues	4,076	4,547	(471)	(10)

Provision for credit losses	16	51	(36)	(70)

Total noninterest expenses	2,547	2,578	(30)	(1)
Thereof:
Restructuring activities	44	42	3	6
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	21	10	12	121

Income before income taxes	1,492	1,908	(417)	(22)

N/M – Not meaningful

CB&S reported solid revenues in the current quarter despite the challenging market environment and uncertainty around emerging markets.

The first quarter 2014 net revenues were € 4.1 billion, a decrease of € 471 million or 10 % from the € 4.5 billion in the first quarter 2013. In addition to the other effects on CB&S’ revenues described below, CB&S net revenues were impacted by three valuation adjustment items. First, a mark-to-market gain of € 31 million (first quarter 2013: a gain of € 14 million) related to mitigating hedges for Capital Requirements Regulation (CRR)/Capital Requirements Directive 4 (CRD 4) risk-weighted assets (RWA) arising on Credit Valuation

Deutsche Bank	Management Report	7
Interim Report as of March 31, 2014	Operating and Financial Review
	Corporate Divisions

Adjustment (CVA). Second, a gain of € 18 million related to the Funding Valuation Adjustment (FVA). Partly offsetting these was a loss of € 42 million (first quarter 2013: a gain of € 122 million) related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities. Excluding these items from both 2014 and 2013, net revenues decreased by € 342 million, or 8%, compared to the first quarter 2013.

Sales & Trading (debt and other products) net revenues were € 2.4 billion in the first quarter 2014, a decrease of € 285 million, or 10%, compared to the first quarter 2013. Revenues in Foreign Exchange were significantly lower than the prior year quarter due to lower client activity reflecting lower volatility and challenging trading environment. Revenues in Credit Solutions were lower than the prior year quarter primarily due to reduced margins in the Commercial Real Estate business, as well as lower revenues in Asia region. Emerging Market revenues were lower than the prior year quarter due to ongoing uncertainty around emerging markets. Revenues in Global Liquidity Management were lower than the prior year quarter reflecting both a smaller portfolio and an one-off gain in the first quarter of 2013. Revenues in Flow Credit were higher than the prior year quarter driven by strong performance in distressed products. Revenues in Rates were higher than the prior year quarter driven by increased client activity notably in the Europe region.

Sales & Trading (equity) generated net revenues of € 772 million in the first quarter 2014, in line with the first quarter 2013. Equity Trading and Equity Derivatives revenues were in line with the prior year quarter, despite the challenging market conditions. Prime Finance revenues were higher than the prior year quarter reflecting increased client balances.

Origination and Advisory generated revenues of € 625 million in the first quarter 2014, a decrease of € 50 million, or 7%, compared to the first quarter 2013. Debt Origination revenues were lower than the prior year quarter driven by reduced issuance levels. Revenues in Advisory were significantly higher than the prior year quarter driven by increased market share. Revenues in Equity Origination were in line with the prior year quarter.

Loan products revenues were € 255 million in the first quarter 2014, compared to € 250 million in the first quarter 2013.

Net revenues from other products were € 9 million loss in the first quarter 2014, a decrease of € 148 million compared to the first quarter 2013, driven by the aforementioned loss of € 42 million from DVA on certain derivative liabilities compared to a gain of € 122 million in the prior year quarter.

In provision for credit losses, CB&S recorded a net charge of € 16 million in the first quarter 2014, compared to a net charge of € 51 million in the first quarter 2013, due to reduced provisions taken in the Shipping portfolio and releases taken in the Americas region.

Noninterest expenses decreased by € 30 million compared to the first quarter of 2013. The decrease is mainly due to lower performance based compensation and litigation charges, partly offset by an increase in regulatory driven costs.

Income before income taxes was € 1.5 billion in the first quarter 2014, compared to € 1.9 billion in the first quarter 2013, mainly driven by lower revenues.

Deutsche Bank	Management Report	8
Interim Report as of March 31, 2014	Operating and Financial Review
	Corporate Divisions

Private & Business Clients Corporate Division (PBC)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %
Net revenues:

Global credit products	858	854	4	1

Deposits	744	760	(16)	(2)

Payments, cards & account products	248	256	(8)	(3)

Investment & insurance products	349	316	33	10

Postal and supplementary Postbank Services	105	108	(4)	(3)

Other products	172	91	81	89

Total net revenues	2,476	2,385	91	4

Provision for credit losses	140	111	29	26

Total noninterest expenses	1,815	1,791	24	1
Thereof: Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M

Income before income taxes	520	483	37	8

Breakdown of PBC by business

Private & Commercial Banking:

Net revenues	1,030	932	98	10

Provision for credit losses	20	4	16	N/M

Noninterest expenses	806	811	(5)	(1)

Income before income taxes	204	118	86	73

Advisory Banking International:

Net revenues	531	507	24	5

Provision for credit losses	66	55	11	20

Noninterest expenses	337	291	46	16

Income before income taxes	128	161	(33)	(21)

Postbank:[1]

Net revenues	914	945	(31)	(3)

Provision for credit losses	54	52	1	3

Noninterest expenses	672	689	(17)	(2)

Noncontrolling interests	0	0	0	N/M

Income before income taxes	188	204	(16)	(8)

N/M – Not meaningful

[1]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

PBC recorded in the first quarter 2014 a solid improvement in income before income taxes compared to the prior year quarter, which reflected a one-off gain as well as higher revenues from investment & insurance products.

First quarter 2014 net revenues in PBC increased by € 91 million, or 4%, to € 2.5 billion, compared to the prior year quarter. The increase in other product revenues of € 81 million, or 89%, was primarily driven by a subsequent gain of € 70 million related to a business sale closed in a prior period. Higher revenues from investment & insurance products of € 33 million, or 10%, compared to the first quarter 2013 reflected an improved contribution of all business units. Credit products revenues increased by € 4 million, or 1%, reflecting volume increase mainly in the mortgage portfolio in Private & Commercial Banking in the previous quarters. Net revenues from deposits decreased by € 16 million, or 2%, compared to the first quarter 2013, as a result of de-leveraging mainly in Postbank. Net revenues from payments, cards & accounts decreased by € 8 million, or 3%, compared to the first quarter 2013. Net revenues from Postal and supplementary Postbank Services declined by € 4 million, or 3%, compared to the first quarter 2013, reflecting usual quarterly revenue fluctuations.

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Interim Report as of March 31, 2014	Operating and Financial Review
	Corporate Divisions

Provision for credit losses increased by € 29 million, or 26%, compared to the first quarter 2013 due to the one off effect of approximately € 30 million realised in the first quarter 2013 from a portfolio sale. Excluding this positive effect provision for credit losses decreased reflecting mainly the continued positive economic environment in Germany. In the prior year, an additional credit of € 14 million was recorded in other interest income representing increases in the credit quality of Postbank loans recorded at fair value on initial consolidation by the Group.

Noninterest expenses increased by € 24 million, or 1%, to € 1.8 billion, compared to the first quarter 2013. The cost increase is primarily driven by € 24 million higher cost-to-achieve as part of our OpEx program. Excluding cost-to-achieve, noninterest expenses remained unchanged, compared to the first quarter 2013. Decreases in the direct costs reflecting savings from our OpEx measures were offset by higher infrastructure expenses compared to the first quarter 2013.

Income before income taxes increased by € 37 million, or 8%, compared to the first quarter 2013, mainly driven by higher revenues.

Invested assets increased by € 2 billion compared to December 31, 2013, mainly due to inflows in securities.

Global Transaction Banking Corporate Division (GTB)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %
Net revenues:

Transaction services	1,028	1,034	(6)	(1)
Total net revenues	1,028	1,034	(6)	(1)

Provision for credit losses	24	92	(68)	(74)

Total noninterest expenses	637	623	14	2
Thereof:
Restructuring activities	2	2	1	27
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M

Income before income taxes	367	318	49	15

N/M – Not meaningful

In the first quarter 2014, continued low interest rate levels, a still highly competitive environment as well as the difficult geopolitical circumstances affected some GTB markets. Furthermore, adverse FX-movements impacted the result reported in Euro. However, compared to the first quarter 2013, GTB’s net revenues decreased only marginally by € 6 million, or 1%. In Trade Finance, revenues increased due to strong volumes. Revenues in Trust & Securities Services showed a solid development based on growing volumes and included a gain on the sale of registrar services GmbH. Cash Management increasingly came under pressure, suffering from the ongoing low interest rates.

Provision for credit losses was € 24 million in the first quarter 2014, compared to € 92 million in the first quarter 2013. The decrease is primarily attributable to the non-recurrence of a single client credit event in Trade Finance that occurred in 2013 as well as to lower provisions in the commercial banking activities in the Netherlands.

Noninterest expenses increased by € 14 million, or 2%, compared to the prior year quarter. The first quarter 2014 included cost-to-achieve related to the OpEx program of € 19 million versus € 7 million in the first quarter 2013. The remaining increase reflects other expenses in relation to the execution of Strategy 2015+.

Income before income taxes increased by € 49 million, or 15%, compared to the first quarter 2013 due to lower provision for credit losses offset partially by a higher cost base.

Deutsche Bank	Management Report	10
Interim Report as of March 31, 2014	Operating and Financial Review
	Corporate Divisions

Deutsche Asset & Wealth Management Corporate Division (DeAWM)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %
Net revenues:

Management Fees and other recurring revenues	613	596	18	3

Performance and trans. fees and other non recurring revenues	184	207	(23)	(11)

Net Interest Income	153	138	15	11

Other product revenues	67	94	(27)	(29)

Mark-to-market movements on policyholder positions in Abbey Life	49	209	(159)	(76)

Total net revenues	1,067	1,244	(177)	(14)

Provision for credit losses	(1)	13	(14)	N/M

Total noninterest expenses	900	1,012	(112)	(11)
Thereof:
Policyholder benefits and claims	52	191	(140)	(73)
Restructuring activities	4	7	(2)	(33)
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	0	1	(1)	N/M

Income before income taxes	169	219	(50)	(23)

N/M – Not meaningful

In the current operating environment DeAWM continued to benefit from the rise of equity markets as seen in the increase of assets under management in the first quarter of 2014. Market conditions remain susceptible to volatility resulting in lower client activity and lower revenue on trading, additionally the low interest rate environment continues to challenge deposit revenue margins. DeAWM sees continued progression in the growth of its credit loan portfolio, with revenues and margins increasing and credit losses remaining comparatively low. DeAWM’s initiative to improve its operating and technology platform continues to deliver cost efficiencies.

In DeAWM, net revenues were € 1.1 billion in the first quarter 2014, a decrease of € 177 million, or 14%, compared to the first quarter 2013 mainly comprised of € 159 million mark to market movements on policy holder positions in Abbey Life, largely offset by lower noninterest expenses.

Management Fees and other recurring revenues increased by € 18 million, or 3%, due to an increase of the average assets under management for the quarter following the positive market effect and a favorable shift in product mix from growth in Alternatives and private clients. Performance and transaction fees and other non recurring revenues were down € 23 million, or 11 % driven by lower transaction revenues particularly foreign exchange products around private clients. Other product revenues decreased compared to the first quarter 2013 by € 27 million, or 29 % mainly due to an impairment loss on existing disposal groups held for sale and reduced net gains on fair value changes. Net interest income increased by € 15 million, or 11%, due to increased lending volume and improved lending margins in the first quarter of 2014. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 159 million, or 76 % versus first quarter 2013.

Provision for credit losses decreased by € 14 million compared to the first quarter 2013 mainly resulting from lower specific client lending provisions in the US and recovery of prior losses in the first quarter 2014.

Noninterest expenses of € 900 million in the first quarter 2014 decreased by € 112 million, or 11%, compared to the first quarter 2013 driven by lower policyholder benefits and claims and litigation partly offset by higher CtA spending in the first quarter of 2014. Excluding these effects, the underlying cost base is down 2 % year on year mainly due to continued savings from OpEx initiatives.

Income before income taxes was € 169 million in the first quarter 2014, a decrease of € 50 million, or 23%, compared to the first quarter 2013. This reflects increased CtA activity related to OpEx and lower revenue due to reduced performance and transactions fees and other non-recurring items.

In the first quarter of 2014, invested assets increased by € 11 billion to € 934 billion due to positive market effects and inflows.

Deutsche Bank	Management Report	11
Interim Report as of March 31, 2014	Operating and Financial Review
	Corporate Divisions

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %
Net revenues	74	441	(367)	(83)

Provision for credit losses	67	87	(20)	(23)

Total noninterest expenses	539	613	(74)	(12)
Thereof:
Restructuring activities	2	13	(11)	(83)
Impairment of intangible assets	0	0	0	N/M

Noncontrolling interests	(1)	(1)	0	(37)

Income (loss) before income taxes	(532)	(258)	(273)	106

N/M – Not meaningful

Net revenues for the NCOU in the reporting period decreased by € 367 million, or 83%, to € 74 million, driven by lower portfolio revenues reflecting the significant reduction in assets since the first quarter of 2013 and the impact from losses of € 151 million incurred by the Special Commodities Group (SCG). The SCG losses resulted primarily from our exposure to traded products in the US power sector, where a price spike caused by the severe weather conditions occurred in January 2014. NCOU’s overall de-risking activity continued in the first quarter of 2014 generating a net gain in the period.

Provision for credit losses in the first quarter 2014 decreased by € 20 million compared to the first quarter 2013, predominantly driven by the absence of single client events which occurred in the prior year.

Noninterest expenses in the first quarter of 2014 were € 539 million. The decrease of € 74 million includes lower legal provisions, partly offset by an impairment. Costs excluding litigation related charges and impairments are approximately 17 % lower versus the same quarter in the prior year which includes effects from our de-risking strategy.

The loss before income taxes increased by € 273 million, versus the same quarter in 2013, driven by the reduction in portfolio revenues as a result of asset sales and due to the integration of SCG.

The CRR/CRD 4 fully loaded RWA movement during the first quarter 2014 includes € 3.3 billion from capital accretive de-risking activity which was primarily offset by CVA driven RWA adjustments. The associated reduction in adjusted assets was € 12 billion, which includes € 6.4 billion following completion of the BHF-BANK sale and € 3.5 billion reduction in SCG related exposures.

Consolidation & Adjustments (C&A)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013	Absolute Change	Change in %
Net revenues	(327)	(259)	(68)	26

Provision for credit losses	1	0	0	N/M

Noninterest expenses	28	6	22	N/M

Noncontrolling interests	(20)	(10)	(11)	110

Income (loss) before income taxes	(336)	(255)	(80)	31

N/M – Not meaningful

Loss before income taxes in C&A was € 336 million in the first quarter 2014, compared to a loss of € 255 million in the prior year quarter. This development was predominantly attributable to negative € 94 million Funding Valuation Adjustments in the first quarter 2014 on internal uncollateralized derivatives between Treasury and CB&S. Timing differences from different accounting methods used for management reporting and IFRS amounted to negative € 133 million compared to negative € 159 million in the first quarter 2013. These valuation & timing differences predominantly reflect a decrease of the Euro and U.S. dollar interest rates in the longer tenors and the impact from narrowed USD/EUR basis spreads. Accruals for the German Bank levy were up compared to the first quarter 2013 reflecting an increase of relevant 2013 net income of Deutsche Bank AG according to German GAAP.

Deutsche Bank	Management Report	12
Interim Report as of March 31, 2014	Operating and Financial Review Financial Position

Financial Position

in € m. (unless stated otherwise)	Mar 31, 2014	Dec 31, 2013	Absolute Change	Change in %

Cash and due from banks	16,433	17,155	(722)	(4)

Interest-earning deposits with banks	73,693	77,984	(4,291)	(6)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	53,211	48,232	4,979	10

Trading assets	199,842	210,070	(10,228)	(5)

Positive market values from derivative financial instruments	481,936	504,590	(22,654)	(4)

Financial assets designated at fair value through profit or loss	180,441	184,597	(4,155)	(2)
Thereof:
Securities purchased under resale agreements	114,740	116,764	(2,024)	(2)
Securities borrowed	32,083	32,485	(403)	(1)

Loans	380,954	376,582	4,372	1

Brokerage and securities related receivables	138,454	83,185	55,269	66

Remaining assets	111,610	109,006	2,604	2

Total assets	1,636,574	1,611,400	25,174	2

Deposits	516,565	527,750	(11,185)	(2)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	16,246	15,686	560	4

Trading liabilities	59,784	55,804	3,980	7

Negative market values from derivative financial instruments	467,329	483,428	(16,099)	(3)

Financial liabilities designated at fair value through profit or loss	95,541	90,104	5,436	6
Thereof:
Securities sold under repurchase agreements	79,157	73,642	5,515	7
Securities loaned	1,149	1,249	(100)	(8)

Other short-term borrowings	55,175	59,767	(4,592)	(8)

Long-term debt	132,895	133,082	(187)	0

Brokerage and securities related payables	172,916	118,992	53,924	45

Remaining liabilities	64,107	71,821	(7,714)	(11)

Total liabilities	1,580,557	1,556,434	24,123	2

Total equity	56,017	54,966	1,051	2

Movements in Assets

The overall increase of € 25 billion (or 2%) as of March 31, 2014, compared to December 31, 2013, was primarily driven by a € 55 billion growth in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

This increase was partly offset by a € 23 billion reduction in positive market values from derivative financial instruments, primarily related to FX and interest rate derivatives, and by trade restructuring to reduce mark-to-market.

Trading assets decreased by € 10 billion in the first three months of 2014, primarily in equity securities and traded loans.

Cash and due from banks as well as interest-earning deposits with banks decreased in the same period by € 1 billion and € 4 billion, respectively. This was primarily driven by the reduction in deposits during the quarter.

Foreign exchange rate movements (included in the figures above), in particular the strengthening of the Japanese yen, the Australian dollar and the Pound Sterling versus the euro, contributed € 2 billion to the increase of our balance sheet during the first quarter.

Deutsche Bank	Management Report	13
Interim Report as of March 31, 2014	Operating and Financial Review
	Financial Position

Movements in Liabilities

As of March 31, 2014, total liabilities increased by € 24 billion (or 2%) compared to year-end 2013.

Brokerage and securities related payables were up € 54 billion compared to December 31, 2013, whilst negative market values from derivative financial instruments declined by € 16 billion, primarily due to the same reasons driving the movements in brokerage and securities related receivables and positive market values from derivative financial instruments as outlined above.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, have increased by € 6 billion in total, primarily stemming from increased client activity.

Trading liabilities increased by € 4 billion, almost equally split between debt and equity short positions.

Deposits were down by € 11 billion, driven by reductions in our funding through unsecured wholesale, transaction banking and retail clients.

Liquidity

Liquidity reserves amounted to € 173 billion as of March 31, 2014 (compared with € 196 billion as of December 31, 2013), which generates a positive liquidity stress result as of March 31, 2014 (under the combined scenario).

Equity

Total equity as of March 31, 2014 increased by € 1.1 billion compared to December 31, 2013. The main factor contributing to this development was net income attributable to Deutsche Bank shareholders of € 1.1 billion.

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital and capital ratios incorporates the capital requirements following the Capital Requirements Regulation and Capital Requirements Directive 4, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final envisaged framework we use the term “CRR/CRD 4 fully loaded”.

Tier 1 capital according to CRR/CRD 4 as of March 31, 2014 was € 49.8 billion, € 2.0 billion lower than at the end of 2013, resulting in a CRR/CRD 4 Tier 1 capital ratio of 13.2 % as of March 31, 2014, down from 14.6 % at December 31, 2013. Common Equity Tier 1 capital according to CRR/CRD 4 decreased in the first three months of 2014 by € 2.0 billion to € 49.8 billion, resulting in a CRR/CRD 4 Common Equity Tier 1 capital ratio of 13.2 % as of March 31, 2014, compared with 14.6 % at the end of 2013.

The decrease in Tier 1 capital in the first three months of 2014 resulted mainly from the derecognition of Additional Tier 1 instruments of € 1.2 billion that are phased out by 10 % in 2014. We saw further negative impacts on our Tier 1 capital and Common Equity Tier 1 capital from deductions that are phased in with 20 % such as deductions from deferred tax assets of € 832 million and from defined benefit pension fund assets of € 152 million that were not deducted at year-end 2013. We had further reduction in our Tier 1 capital of € 203 million in relation to equity compensation mainly driven by our vesting activities at the beginning of this year. The decrease was partially offset by first quarter’s net income attributable to Deutsche Bank Shareholders of € 1.1 billion, lowered by dividend accrual of € 191 million.

Our fully loaded CRR/CRD 4 Tier 1 capital as of March 31, 2014 was € 35.3 billion, € 1.3 billion higher than at the end of 2013, resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 9.5 % as of March 31, 2014, down from 9.7 % at December 31, 2013.

Deutsche Bank	Management Report	14
Interim Report as of March 31, 2014	Operating and Financial Review Financial Position

Our fully loaded CRR/CRD 4 Common Equity Tier 1 capital increased in the first three months of 2014 by € 1.3 billion to € 35.3 billion. The increase in Common Equity Tier 1 capital and its impact on the ratio however was more than offset by an increase in CRR/CRD 4 fully loaded RWA, resulting in a fully loaded CRR/CRD 4 Common Equity Tier 1 capital ratio of 9.5 % as of March 31, 2014, compared with 9.7 % at the end of 2013.

Risk-weighted assets according to CRR/CRD 4 were € 376 billion as of March 31, 2014, € 76 billion (25%) higher than at the end of 2013 according to Basel 2.5 rules, largely reflecting the impact of the CRR/CRD 4 framework. Risk-weighted assets for credit risk increased by € 32.1 billion, mainly driven by the implementation of the CRR/CRD 4 framework. Additionally, the new calculation of risk-weighted assets for the Credit Valuation Adjustment according to the CRR/CRD 4 framework added € 16.3 billion to the overall increase. Risk-weighted assets for market risk increased by € 27.9 billion mainly driven by the inclusion of former capital deduction items for higher risk securitization position into the risk-weighted asset calculation according to the CRR/CRD 4 framework. Risk-weighted assets for operational risk decreased by € 542 million as of March 31, 2014, mainly driven by a higher capital benefit of € 375 million in forward looking risk component caused by a better outlook in key risk indicators.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of March 31, 2014 and December 31, 2013 the carrying value of reclassified assets was € 8.3 billion and € 8.6 billion, respectively, compared with a fair value of € 8.2 billion and € 8.2 billion as of March 31, 2014 and December 31, 2013, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages	Mar 31, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]

AA Monolines:[2]
Other subprime	87	25	(4)	21	94	29	(5)	23
Alt-A	2,194	729	(76)	653	2,256	768	(105)	663

Total AA Monolines[3]	2,281	754	(80)	674	2,350	797	(110)	686

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Deutsche Bank	Management Report	15
Interim Report as of March 31, 2014	Operating and Financial Review Outlook

Other Monoline exposure	Mar 31, 2014				Dec 31, 2013
in € m.	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]	Notional amount	Value prior to CVA[1]	CVA[1]	Fair value after CVA[1]

AA Monolines:[2]
TPS-CLO	1,387	253	(25)	228	1,512	298	(41)	257
CMBS	984	(3)	0	(3)	1,030	(3)	0	(3)
Student loans	284	0	0	0	285	0	0	0
Other	463	62	(5)	57	511	69	(7)	62

Total AA Monolines	3,118	312	(30)	282	3,338	364	(48)	316

Non Investment-Grade Monolines:[2]
TPS-CLO	350	61	(7)	54	353	67	(8)	58
CMBS	1,344	(2)	0	(2)	1,444	7	0	6
Corporate single name/Corporate CDO	24	4	(1)	3	0	0	0	0
Student loans	599	81	(6)	75	604	116	(11)	105
Other	719	94	(31)	63	827	90	(31)	60

Total Non Investment-Grade Monolines	3,036	238	(45)	193	3,228	280	(50)	229

Total[3,4]	6,154	550	(75)	475	6,566	644	(98)	545

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 16 million as of March 31, 2014, and € 15 million as of December 31, 2013, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[4]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2013 that outlined our expectations for 2014 and 2015.

The Global Economy

Due to a noticeable upturn in the U.S., we expect global economic growth to accelerate to well over 3 % over the course of the current year, and to reach nearly 4 % next year so that global growth in 2015 would slightly exceed the average of the last ten years. Over the course of 2014, we expect growth in the U.S. to increase significantly from its levels at the start of the year, when the cold weather dampened economic growth. An average growth in real GDP of about 3 % in 2014 is anticipated, probably rising to 3.8 % in 2015.

Deutsche Bank	Management Report	16
Interim Report as of March 31, 2014	Operating and Financial Review Outlook

Against the backdrop of a continuing expansionary monetary policy and a less restrictive fiscal policy, economic growth in the eurozone is likely to strengthen and to reach an average of 1.1 % this year. We consider economic growth of 1.5 % to be possible in 2015. Germany should remain the fastest growing economy of the larger eurozone countries, with expected economic growth of 1.5 % this year and 2 % in 2015. We expect the recovery of the economy in the United Kingdom to continue and an annual GDP growth rate of 2.9 % in 2014, which is likely to migrate towards its long run average of just over 2 % in 2015. The expansive monetary policy and relatively weak currency have made the Japanese economy more dynamic, but the increase in value added tax will probably lead to considerable headwind for consumption effects in the second quarter of 2014 and cause a temporary slump in economic growth. We therefore expect the Japanese annual average growth to decline to 0.4 % in 2014 and to return to nearly 1.5 % in 2015, once this tax increase ceases to have an effect. The combined average growth of industrialized countries will probably accelerate to 2.2 % in 2014, and reach 2.6 % in 2015.

In contrast, the growth of developing countries and emerging economies is expected to increase only very moderately this year to 4.7%. The economic momentum in these countries is not likely to pick up significantly until next year, when growth will probably reach 5.3%. Moderate growth in developing countries and emerging economies this year is above all due to the weaker economic growth in Brazil, which is expected to grow by only 1.7 % in 2014 and 2015. In Russia we anticipate a significant slowing of momentum; there, we expect an increase in real GDP of only 0.6 % this year. Expansion will be stronger next year, when the Russian economy is likely to grow by 2.2%. In China we expect growth of 7.8 % this year and 8 % in 2015. Of the BRIC countries, only India is likely to experience a noticeable acceleration in growth, rising to 5.5 % this year and to 6 % next year.

The crisis in Ukraine may have an impact on our estimates if significant sanctions are imposed on Russia or if there is an escalation of sanctions by western countries matched by corresponding measures by Russia, particularly if this leads to a reduction or even the complete suspension of Russian oil and gas supplies.

The Banking Industry

As set out in the Financial Report 2013, the ongoing gradual improvement in the market environment and business results for European banks is expected to continue over the course of 2014 from a difficult starting position.

The lending business may bottom out in Europe, provided the overall economic recovery continues. At the same time, for lending volumes most countries are not expected to see any notable growth yet. The deposits business should feel the pressure of persistently low interest rates but, simultaneously, may be supported by rising household incomes and corporate profits.

In the U.S., the solid growth rate in the corporate lending business could continue to gather pace and a moderate recovery is also expected in the retail lending business. However, it remains to be seen whether deposits from the private sector will continue to register such strong growth rates as those recorded in recent quarters.

The U.S. Federal Reserve’s gradual shift away from its exceptionally loose monetary policy combined with the economic recovery should also influence investment banking performance in the coming months. For this reason, the outlook for the fixed income business is somewhat subdued. In contrast, the equities business could continue to develop relatively well. Merger and acquisition activities will probably increase. The outlook for capital market activities in Europe should generally be more positive now that the acute phase of the debt crisis is over.

In global asset and wealth management, the banks’ fee and commission income should benefit from growing client demand for investment products and from the cautiously optimistic outlook for the equity markets. At the same time, as interest rates are expected to rise further in the U.S., additional asset reallocations from debt to equity instruments might take place.

Deutsche Bank	Management Report	17
Interim Report as of March 31, 2014	Operating and Financial Review Outlook

With regard to supervision and regulation, the focus in Europe until the end of the year will probably remain on the Asset Quality Review, the ECB’s takeover of supervision of major banks, final agreements on the future resolution of failed banks, as well as the discussions on the banking structure reform and the introduction of a financial transaction tax. In the U.S., the Volcker Rule took effect in April 2014. Further measures to implement the Dodd-Frank Act are also expected.

The profitability of banks in Europe is expected to increase as a result of lower one-off charges, improving asset quality, a gradual stabilization of revenues, and continued cost discipline. In the U.S., banks are likely to profit from gradually rising interest margins and positive volume trends in many business areas. However, at the same time, operating expenses and loan loss provisions may possibly also rise so that only moderate earnings growth (at a very high level) may be expected overall. The increase in capital ratios both in Europe and in the U.S. should continue, albeit at a slower rate thanks to the progress already achieved.

The Deutsche Bank Group

As part of our Strategy 2015+ five levers have been identified as key to Deutsche Bank in order to achieve our vision. These levers are: Capital, Cost, Clients, Culture and Competencies. Additionally financial targets have been announced by the Group to highlight the financial objectives of Strategy 2015+. These financial targets, which represent the financial Key Performance Indicators (KPIs) of the Group, are detailed in the table below.

Group Key Performance Indicators	Mar 31, 2014	Target for 2015
Post-tax return on average active equity	7.9%	Greater than 12%[1]

Cost/income ratio	77.0%	Less than 65%

Cost savings[2]	€ 2.3 bn per annum	€ 4.5 bn per annum

Costs to achieve savings[3]	€ 2.1 bn	€ 4 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio[4]	9.5%	Greater than 10%[5]

Adjusted CRR/CRD 4 Leverage Ratio[6]	3.2%	>3%

[1]	Assuming a Group tax rate between 30 % and 35%.
[2]	Cost savings resulting from the implementation of the OpEx program.
[3]	Costs to achieve (CtA) savings are costs which are directly required for the realisation of savings in the OpEx program.
[4]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[5]	As per end of first quarter 2015.
[6]

The adjusted CRR/CRD 4 Leverage Ratio represents our calculation following the publication of CRR/CRD 4 on June 27, 2013 as amended. Further detail on the calculation of this ratio is provided in the Risk Report.

We continue to make progress towards our 2015+ financial targets.

Strategy 2015+ sets out clear goals to strengthen our capital position by building common equity capital, cutting exposures, reducing leverage and improving funding quality. We aim to continue to enhance our CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (CET 1 ratio) and adjusted CRR/CRD 4 leverage ratio whilst we look to reduce our fully loaded CRR/CRD 4 risk-weighted asset (RWA) positions through our de-risking program. Our focus in 2014 is managing volatility in capital and leverage ratios introduced by anticipated revisions of the CRR/CRD 4 framework and focusing on the Basel Committee’s latest proposals on securitization and trading book market risk, which form the cornerstones of a future “Basel 4” framework. We expect to report some fluctuation in the CET 1 ratio and RWA positions during 2014 due to the ongoing regulatory refinements including the final EBA draft on Prudent Valuation but we expect to remain on track towards our 2015+ targets. Additionally we will continue to strengthen and build upon our leverage ratio position in adherence with our 2015+ goals.

Over 160 projects are already underway in our Operational Excellence (OpEx) program, helping us serve clients better, tighten internal controls, improve flexibility and increase cost efficiency. New solutions are reducing complexity, improving processes and helping us to make better use of our resources. By the end of the first quarter 2014 we have invested € 2.1 billion and have achieved incremental savings of € 2.3 billion and we are confident that we are on track to achieving our Strategy 2015+ goal for this lever. However, increasing regulatory requirements may have an adverse impact on our noninterest expenses.

Deutsche Bank	Management Report	18
Interim Report as of March 31, 2014	Operating and Financial Review Outlook

Client centricity is one of our core values. We strive to deliver true value by understanding and serving our clients’ needs best. We are getting closer to our clients not only physically, but digitally. We will invest significantly in technology to increase our connectivity with clients, enabling us to better analyze customer needs, provide a more tailored product service and provide faster and cheaper solutions for clients.

Deep cultural change is key if we are to maintain and strengthen our position as one of the leading global universal banks. We have already incorporated the new values and beliefs into the way our performance is measured and managed. In addition we have launched an initiative to ensure that businesses, specialist control functions and Group Audit will be further working closely together and we expect to stay on track towards our objectives in this key element of Strategy 2015+.

Our outlook and performance expectations are based on various economic and operational assumptions. Positive market movements, competitor withdrawals and the implementation of our Strategy 2015+ program, which set the client in center of our activities and ensure strict cost discipline, may enable us to increase revenues, restrict costs, enhance customer satisfaction, increase margins, enhance capital positions and expand market share beyond our assumed levels and therefore provide further opportunities for growth for the Group.

However, market and economic uncertainties including low interest rates environment may further impact our businesses. Regulatory changes may increase our costs or restrict our business activities as capital requirements are revised and different authorities push for structural changes. As these governmental initiatives are subject to on-going discussions, we cannot quantify any future impact as of today. Additionally, due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. and in the United Kingdom. Such matters are subject to many uncertainties. We have resolved a number of important legal matters and made significant progress on others, but we continue to face challenges in the litigation environment.

The Business Segments

For Corporate Banking & Securities (CB&S) the difficult year to date conditions in 2014 confirmed expectations that the investment banking industry will continue to face a challenging environment despite a more supportive macroeconomic backdrop. Industry challenges will likely impact our performance including the changing regulatory environment, pressures on resources, heightened emerging market uncertainty and the gradual withdrawal of central bank support for the global economy. We aim to continue to consolidate our strengths through ongoing platform investments, while executing on our cost, capital and leverage targets. In 2014, we should remain broadly on track to deliver on the objectives laid out in our Strategy 2015+, although the environment remains extremely challenging.

The overall macroeconomic outlook for the countries in which Private & Business Clients (PBC) operates has improved in 2014. PBC is looking to strengthen its stable German credit business by further expanding its margins, whilst maintaining strict risk discipline and carefully optimizing capital use. We do not anticipate near-term relief from the low interest rate environment which will continue to impact our deposit revenues. The development of Investment Products is particularly dependant on movements in the European macro-economic environment and the recovery of German customer confidence impacting re-investments and risk taking. We will continue to focus on realizing potential from our renewed Private & Commercial Banking business unit by leveraging an integrated commercial banking coverage model for small and mid-sized corporate clients, set up as a joint venture between PBC and GTB. This is accompanied by our efforts to further strengthen our advisory banking business in other important European markets, and benefiting from our growth investments in key Asian countries. The ongoing integration of Postbank should enable PBC to realize additional synergies and

Deutsche Bank	Management Report	19
Interim Report as of March 31, 2014	Operating and Financial Review Outlook

cost savings. Cost-to-achieve related to Postbank integration and other measures related to our OpEx program are driven by the underlying project work that will have a variable impact on the performance across the quarters in 2014. However, full year cost-to-achieve are expected to be in line with our targets. PBC is expected to continue on its growth path towards its ambitious objective of generating income before income taxes of about € 3 billion and revenues of about € 10 billion and to achieve a cost-income ratio target of approximately 60 % once full benefits from Postbank integration are achieved. However, certain conditions have been more challenging than anticipated in the calculations underlying our strategic plan. A prolonged decline in interest rates, combined with increased regulatory impacts – including revenue impacts from our group-wide deleveraging program – and infrastructure costs make it more challenging to meet our 2015+ targets in the originally planned timeline.

It is anticipated that Global Transaction Banking (GTB) will continue to be impacted by the difficult market conditions with low interest rate levels, a highly competitive environment and increasingly difficult geopolitical challenges. Furthermore, cost-to-achieve related to OpEx as well as other expenses in relation to the execution of our Strategy 2015+ may adversely impact the 2014 performance. However, volume growth in trade finance and cash management transactions may offset these potentially negative factors. When we published our Strategy 2015+ targets in 2012, we had planned to grow our income before income taxes to € 2.4 billion by 2015. Since then market conditions as well as regulatory changes have been more challenging than anticipated in our initial assumptions supporting this ambitious target. The current interest rate environment, combined with increased regulatory costs and margin pressures make it more challenging to meet our 2015+ target in the originally planned timeline.

Deutsche Asset & Wealth Management (DeAWM) will continue to use its global capabilities to deliver first-class asset and wealth management products and services to clients. In asset management, we plan to expand our range of investment products and customized solutions, including passive, liquid alternative asset and real asset investment strategies. This includes the further development of our range of physical replication exchange-traded funds, in response to client demand. Through cooperation with CB&S, we will further expand our services to ultra high net worth clients worldwide. DeAWM will further develop its relationships with PBC and GTB, expanding the distribution of its products and exploring additional joint initiatives with which to better serve our clients. DeAWM will continue to invest in its operations and technology in order to enhance client service, upgrade systems and achieve efficiencies. Our financial performance will depend in part on the successful execution of these projects. DeAWM continues to make progress toward its 2015+ aspirations and we will remain on track to deliver € 1.7 billion of income before income taxes by the end of next year.

The Non-Core Operations Unit (NCOU) is expected to further contribute to both the Group’s capital roadmap and deleveraging program. NCOU’s strategy and mandate concentrate on accelerated de-risking and are aligned with the Bank’s overall objectives. The aim is to free up capital, reduce balance sheet size as measured under CRD 4 and protect shareholder value by reducing risks from remaining assets and business activities. In addition there is focus on resolving high-profile contingent risks and aligning the underlying cost base of the NCOU division with the de-risking progress. Challenges remain for the successful execution of our de-risking strategy. NCOU’s portfolios include significant investments in individual companies and carry other assets that are not part of our core business. These investments and assets are exposed to the opportunities and risks arising from changes in the economic environment and market conditions. Such changes may make the associated timeline for de-risking activity less certain and may also impact future results. The pace of de-risking is expected to slow over time as the portfolio reduces in size, while this will also lead to lower portfolio revenues. Our de-risking strategy will always focus on a combination of impacts with capital, leverage, risk reduction and associated income before income taxes being the main considerations. In addition to the uncertainty which arises from the NCOU de-risking strategy, we also expect that the litigation environment will continue to be challenging.

Deutsche Bank	Management Report	20
Interim Report as of March 31, 2014	Risk Report Introduction

Risk Report

Introduction

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since year-end 2013, can be found in our Financial Report 2013.

Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. In order to create a single “rulebook” for credit institutions and investment firms in the European Union, the CRR was made directly applicable to them, which eliminated the need for national implementing legislation with respect to the regulatory areas covered by it. As a result, the German Banking Act (KWG) was amended to remove all provisions that have been supplanted by the CRR. Newly effective provisions governing regulatory capital requirements, the assessment of counterparty risk and securitizations, and many other regulations relevant for Deutsche Bank are now located in the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to, among other things, capital, leverage and liquidity as well as Pillar 3 disclosures.

The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we will use the term “CRR/CRD 4 fully loaded”.

The new minimum capital ratios are being phased in until 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in by 2019. Although they are subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity will be introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

In addition to tightening capital requirements the CRR/CRD 4 framework also changed some of the nomenclature relating to capital adequacy and regulatory capital, such as the use of the term Common Equity Tier 1 in place of the term Core Tier 1.

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Interim Report as of March 31, 2014	Risk Report Overall Risk Assessment

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

Scope of Consolidation

The following risk disclosures providing quantitative information are presented in accordance with International Financial Reporting Standards (IFRS). Consequently, the disclosure is generally based on the IFRS principles of valuation and consolidation. However, for a few disclosures, regulatory principles of consolidation are relevant and differ from those applied for our financial statements. These principles were not materially affected by the new CRR/CRD 4 framework and are described in more detail in our Financial Report 2013. Where the regulatory relevant scope is used, this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals, and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and a top-down macro-economic scenario analysis, which includes geopolitical considerations. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential re-escalation of the European sovereign debt crisis, the impact of US tapering on Emerging Market economies and broader credit/market risk trends and the potential risk of a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the stress tests’ parameters.

In addition, we review potential first and second order impacts of the events in between Russia and Ukraine on our portfolios in response to recent geopolitical developments.

The year 2013 saw a continuation of the global trend towards increased regulation in the financial services industry which continues and is likely to persist through the coming years. We are focused on identifying potential regulatory changes and assessing the possible impacts on our business model and processes.

Deutsche Bank	Management Report	22
Interim Report as of March 31, 2014	Risk Report Risk Profile

Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk Profile of our Business Divisions as measured by total Economic Capital

	Mar 31, 2014
	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	17	13	7	1	4	0	11,999	42

Market Risk	20	11	1	5	5	6	13,558	48

Operational Risk	8	3	0	2	5	0	5,141	18

Diversification Benefit	(9)	(3)	(1)	(2)	(3)	0	(5,054)	(18)

Business Risk	8	0	0	0	2	0	2,843	10

Total EC in € m.	12,223	6,744	2,167	1,922	3,608	1,824	28,487	100
In %	43	24	8	7	13	6	100	0

	Dec 31, 2013
	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	17	14	7	1	5	0	12,013	44

Market Risk	17	11	1	6	6	7	12,738	47

Operational Risk	9	3	0	2	5	0	5,253	19

Diversification Benefit	(7)	(3)	(1)	(2)	(4)	0	(4,515)	(17)

Business Risk	5	0	0	0	1	0	1,682	6

Total EC in € m.	11,181	6,671	2,033	2,010	3,566	1,710	27,171	100
In %	41	25	7	7	13	6	100	0

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail and small and medium-sized enterprises (SMEs) lending and nontrading market risk from Postbank’s investment portfolio.

Global Transaction Banking’s (GTB) focus on trade finance implies that the vast majority of its risk originates from credit risk with a small portion from market risk mainly in relation to derivative positions.

Deutsche Bank	Management Report	23
Interim Report as of March 31, 2014	Risk Report Risk Management Executive Summary

The main risk driver of Deutsche Asset & Wealth Management’s (DeAWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise DeAWM’s advisory and commission focused business attracts primarily operational risk.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s strategy; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations comprising credit risks and also market and operational risks (including legal risks) targeted where possible for accelerated de-risking.

Risk Management Executive Summary

Credit Risk Summary

—

The global economic recovery weakened somewhat in the first quarter 2014 as mixed economic data from the US and China, partly caused by one-off factors (e.g. harsh US winter), weighed on the outlook. Geopolitical risks have risen with escalating tensions between Russia and the West in relation to the Ukraine. The economic and financial market impact of these events has remained localized to date and potential impacts on the credit portfolio are being monitored closely, and we expect no material credit losses as a result of those events. Credit exposure based on a country of domicle principle to Russia is € 5.5 billion as of March 31, 2014, focused on the Sovereign, majority government owned banks as well as corporates in strategically important industry sectors. Credit exposure to Ukraine is relatively small at € 545 million as of March 31, 2014.

—

Provision for credit losses was € 246 million in the first quarter 2014, a decrease of € 108 million, or 30%, compared to the first quarter 2013. This reduction is reflected in all businesses but PBC and is mainly a result of non-recurrence of large single items in the current quarter compared to prior year’s quarter in GTB, CB&S and NCOU. The increase in PBC results, from the very low level last year, driven by a positive one-off effect from portfolio sales. Adjusted for this one-off effect, provision for credit losses in PBC decreased reflecting the ongoing strong credit environment in Germany.

—	Our corporate credit loan exposure increased by 2 % or € 4.2 billion in the first three months of 2014, mainly driven by exposure changes.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 71 % at March 31, 2014, marginally lower compared with December 31, 2013.
—	The economic capital usage for credit risk remained materially unchanged at € 12.0 billion as of March 31, 2014.

Market Risk Summary

—	The nontrading market risk economic capital usage remained materially unchanged at € 8.6 billion with a slight increase of € 11 million, largely driven by updated market data parameters.
—

The economic capital usage for trading market risk totalled € 5.0 billion as of March 31, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book and in securitization with the largest increase coming from default and migration risk.

—

The average value-at-risk for the first three months of 2014 was € 54.1 million and increased slightly by € 0.5 million compared with the full year 2013. There have been reductions in credit spread risk, due to a lower level of exposures, and a reduction in commodities, as the business winds down, and small changes in other risk classes. Overall value-at-risk has increased due to a reduction in diversification benefit due to a change in the portfolio composition.

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Interim Report as of March 31, 2014	Risk Report
	Risk Management Executive Summary

Operational Risk Summary

—

The economic capital usage for operational risk slightly decreased to € 5.1 billion as of March 31, 2014, compared to year-end 2013. This was mainly driven by higher insurance benefit due to updated contracts and slightly increased benefit from the forward looking risk component. The economic capital continues to include the safety margin of € 1 billion applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 173 billion as of March 31, 2014 (compared with € 196 billion as of December 31, 2013). We maintained a positive liquidity stress result as of March 31, 2014 (under the combined scenario).

—	Capital markets issuance activities in the first three months of 2014 amounted to € 8.5 billion as compared to a planned volume of € 20 billion for the full year 2014.
—	65 % of our overall funding came from the funding sources we categorize as the most stable including capital markets issuance and equity, retail and transaction banking deposits.

Capital Management Summary

—	The CRR/CRD 4 Common Equity Tier 1 capital ratio was 13.2 % as of March 31, 2014, compared with 14,6 % at year-end 2013.
—

Risk-weighted assets according to CRR/CRD 4 increased by € 76 billion to € 376 billion as of March 31, 2014, compared with € 300 billion according to Basel 2.5 at year-end 2013, largely reflecting the impact of the CRR/CRD 4 framework.

—	The internal capital adequacy ratio decreased to 159 % as of March 31, 2014, compared with 167 % as of December 31, 2013.
—	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio was 9.5 % as of March 31, 2014, compared with 9.7 % at year-end 2013.

Balance Sheet Management Summary

—	Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 29 as of March 31, 2014, unchanged compared with 29 at year end 2013.
—

Following the publication of the CRR/CRD 4 on June 27, 2013, we established a new leverage ratio calculation in line with the new legal framework. As of March 31, 2014, our adjusted CRR/CRD 4 leverage ratio was 3.2%, compared with 3.1 % as of December 31, 2013, taking into account an adjusted Tier 1 capital of € 45.4 billion over an applicable exposure measure of € 1,423 billion (€ 45.2 billion and € 1,445 billion as of December 31, 2013, respectively). The adjusted Tier 1 capital comprises our fully loaded Common Equity Tier 1 capital plus all Additional Tier 1 instruments that were still eligible according to the transitional phase-out methodology of the CRR/CRD 4. As of December 31, 2012, our Additional Tier 1 instruments from Basel 2.5 compliant issuances amounted to € 12.5 billion. During the transitional phase-out period the maximum recognizable amount of these Additional Tier 1 instruments will be reduced at the beginning of each financial year by 10 % or € 1.3 billion through 2022. For March 31, 2014, this resulted in Additional Tier 1 instruments of € 10.0 billion (€ 11.2 billion as of December 31, 2013) eligible according to CRR/ CRD 4 that are included in our adjusted CRR/CRD 4 leverage ratio. We intend to issue new CRR/CRD 4 eligible Additional Tier 1 instruments over time to compensate effects from those that are being phased out under CRR/CRD 4.

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Interim Report as of March 31, 2014	Risk Report
	Credit Risk

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Mar 31, 2014
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	36,261	20,794	7,058	15,364	38,866	118,343

iA	0.04-0.11%	41,773	30,708	16,807	12,749	4,401	106,438

iBBB	0.11-0.50%	51,321	37,938	19,628	5,767	1,353	116,007

iBB	0.50-2.27%	44,921	25,204	12,263	5,018	2,135	89,542

iB	2.27-10.22%	16,974	12,221	4,472	1,251	638	35,555

iCCC and below	10.22-100%	10,590	1,356	1,961	538	55	14,501

Total		201,840	128,221	62,191	40,687	47,448	480,386

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.7 billion as of March 31, 2014.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 6.9 billion as of March 31, 2014.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2013
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	33,213	19,791	8,318	19,222	35,699	116,243

iA	0.04-0.11%	43,193	31,009	19,285	11,934	5,332	110,753

iBBB	0.11-0.50%	50,441	37,326	20,234	6,700	1,764	116,465

iBB	0.50-2.27%	43,529	25,363	11,604	4,775	920	86,191

iB	2.27-10.22%	16,173	11,927	4,382	1,711	443	34,635

iCCC and below	10.22-100%	11,076	1,245	1,807	374	85	14,587

Total		197,625	126,660	65,630	44,716	44,242	478,874

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.9 billion as of December 31, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of December 31, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure during the first three months of 2014 of € 1.5 billion or 0.3 % which primarily reflects increases in loans of € 4.2 billion, debt securities available for sale of € 3.2 billion and irrevocable lending commitments of € 1.6 billion, partly offset by decreases in OTC derivatives of € 4.0 billion and contingent liabilities of € 3.4 billion. The increase in loans, debt securities available for sale and irrevocable lending commitments was mainly driven by exposure changes with counterparts located in Germany. Lower exposures in OTC derivatives were mainly driven by exposure decreases in currency and interest rate related products in the first quarter 2014. The decrease in contingent liabilities was mainly from exposure changes with counterparts located in North America and Germany.

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Interim Report as of March 31, 2014	Risk Report
	Credit Risk

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure[1]		Net credit costs as a % of total exposure
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013

Consumer credit exposure Germany	145,680	145,929	1.25	1.23	0.25	0.23
Consumer and small business financing	20,372	20,778	4.07	3.81	1.18	1.04
Mortgage lending	125,308	125,151	0.79	0.81	0.10	0.10

Consumer credit exposure outside Germany	38,642	38,616	5.67	5.38	0.77	0.76
Consumer and small business financing	12,167	12,307	11.78	11.34	1.81	1.75
Mortgage lending	26,475	26,309	2.86	2.60	0.29	0.29

Total consumer credit exposure[2]	184,322	184,545	2.17	2.10	0.36	0.34

[1]

Retrospective as per December 31, 2013, the 90 days or more past due volume of Postbank Consumer Credit Exposure Germany was restated by € 626 million (or 0.43 % of total Consumer Credit Exposure in Germany) erroneously not included in prior disclosure.

[2]	Includes impaired loans amounting to € 4.6 billion as of March 31, 2014 and € 4.2 billion as of December 31, 2013.

The volume of our consumer credit exposure decreased from year-end 2013 to March 31, 2014 by € 223 million, or 0.1%, mainly driven by a decrease of credit exposure of Postbank business (by € 855 million), partly offset by an increase of consumer credit exposure in the rest of Private & Business Clients business division (by € 632 million).

The increased 90 days or more past due ratio in Germany is based on nearly stable overdue volumes in relation to lower total volumes. Apart from the economic development in the rest of Europe the increase in the ratio of consumer and small business financing outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching 270 days past due (180 dpd for credit cards), are now provisioned based on the level of historical loss rates derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more past due exposure as it is increasing the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected in the second quarter in 2014.

The slight increase of net credit costs as a percentage of total exposure in Germany compared to last year is driven by non-recurrence of the sale of non-performing loans in the first quarter of 2013.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns relating to sovereign risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages. Funding conditions and overall financial stability have improved over the past 18 months with bond yields returning in most cases to sustainable levels and capital outflows partly reversing. We expect all of these economies to return to sluggish positive growth in 2014.

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Interim Report as of March 31, 2014	Risk Report
	Credit Risk

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management” view, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined in our Financial Report 2013. Also, in our risk management view, we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile” view we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Mar 31, 2014	Dec 31, 2013
Greece	451	466

Ireland	516	455

Italy	15,488	15,419

Portugal	1,188	708

Spain	9,994	9,886

Total	27,636	26,935

Net credit risk exposure with certain eurozone countries is up € 0.7 billion since year-end 2013. This was mainly driven by increases of trading positions across Sovereign and diversified Corporates in Portugal.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralised. Sovereign exposure is moderate and principally in Italy and Spain.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly

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Interim Report as of March 31, 2014	Risk Report
	Credit Risk

based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[1]
in € m.	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013	Mar 31, 2014	Dec 31, 2013
Greece
Gross	41	52	585	605	1,184	1,338	8	9	87	0	1,905	2,004
Undrawn	0	0	22	18	21	101	2	3	0	0	45	122
Net	41	52	39	23	65	214	3	3	87	0	235	291

Ireland
Gross	682	765	837	721	6,355	6,177	46	48	1,786[2]	1,958[2]	9,705	9,669
Undrawn	0	0	47	6	1,940	1,680	2	1	441[2]	358[2]	2,431	2,045
Net	84	175	506	438	4,825	4,537	8	9	1,776[2]	1,951[2]	7,198	7,110

Italy
Gross	3,438	1,900	5,205	5,232	8,615	8,400	19,644	19,650	1,527	648	38,429	35,830
Undrawn	0	0	775	955	3,410	3,407	213	190	2	2	4,399	4,554
Net	1,272	1,374	1,915	2,500	5,903	6,529	6,853	6,994	1,416	572	17,359	17,969

Portugal
Gross	199	38	276	257	1,183	1,392	2,163	2,163	329	78	4,151	3,928
Undrawn	0	0	46	36	199	172	30	28	0	0	275	237
Net	199	25	186	221	507	849	277	282	329	78	1,499	1,456

Spain
Gross	974	1,473	3,114	3,349	8,988	9,288	10,665	10,721	1,242	637	24,982	25,468
Undrawn	3	4	761	662	3,455	3,321	512	521	4	3	4,734	4,510
Net	971	1,452	2,674	2,389	6,362	6,436	2,035	2,060	1,191	502	13,233	12,839

Total gross	5,333	4,228	10,017	10,164	26,325	26,595	32,526	32,591	4,971	3,321	79,172	76,899
Total undrawn	3	4	1,651	1,677	9,025	8,680	758	743	447	364	11,884	11,468
Total net [3]	2,566	3,078	5,320	5,572	17,661	18,566	9,177	9,347	4,799	3,103	39,523	39,666

[1]	Approximately 62 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 106 million as of March 31, 2014 and € 136 million as of December 31, 2013.

Total net exposure to the above selected eurozone countries decreased by € 142 million in the first three months of 2014 driven largely by reductions in Italy mostly related to corporates and financial institutions, partly offset by increases in Spain mainly from other and financial institutions.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Mar 31, 2014
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	111	87	23	0	20	47	177

Ireland	1,264	1,254	2,928	473	854	1,522	7,031

Italy	10,644	9,626	3,470	934	3,696	1,309	19,035

Portugal	670	620	412	26	105	461	1,624

Spain	5,800	5,141	3,616	911	455	1,911	12,034

Total	18,489	16,728	10,449	2,344	5,130	5,250	39,902

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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Interim Report as of March 31, 2014	Risk Report
	Credit Risk

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]

Greece	240	207	15	5	7	69	302

Ireland	1,342	1,332	2,840	502	800	1,518	6,993

Italy	10,678	9,735	4,143	875	3,559	(176)	18,136

Portugal	686	640	400	34	94	538	1,706

Spain	6,214	5,460	3,386	1,015	510	1,483	11,853

Total	19,159	17,373	10,784	2,431	4,970	3,432	38,990

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2013.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Mar 31, 2014				Dec 31, 2013
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value

Greece	1,550	(1,493)	58	(3)	1,260	(1,271)	(11)	(1)

Ireland	7,566	(7,401)	165	(2)	7,438	(7,321)	117	0

Italy	63,055	(64,731)	(1,676)	78	60,203	(60,370)	(167)	100

Portugal	11,462	(11,587)	(126)	7	10,183	(10,432)	(250)	7

Spain	32,615	(31,417)	1,198	(8)	28,452	(27,466)	986	(4)

Total	116,249	(116,629)	(380)	73	107,536	(106,860)	675	101

Sovereign Credit Risk Exposure to certain eurozone countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Mar 31, 2014				Dec 31, 2013
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]

Greece	41	0	41	1	52	0	52	2

Ireland	(38)	121	84	(1)	61	114	175	0

Italy	3,364	(2,092)	1,272	95	1,861	(487)	1,374	116

Portugal	119	80	199	8	38	(12)	25	4

Spain	724	247	971	(2)	1,193	259	1,452	(4)

Total	4,211	(1,644)	2,566	100	3,205	(126)	3,078	118

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase compared with year-end 2013 mainly reflects movements from market making activities. The exposure decrease to Spain primarily reflects changes in debt securities related to the levels of market making and loans. The increase in Italy is primarily in debt exposures, partially offset by higher purchased credit protection. The increase in Portugal is mainly in debt exposures and CDS exposures.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of March 31, 2014, amounted to € 315 million for Italy and € 534 million for Spain and, as of December 31, 2013 amounted to € 726 million for Italy and € 649 million for Spain.

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Interim Report as of March 31, 2014	Risk Report
	Asset Quality

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Mar 31, 2014			Dec 31, 2013[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	192,629	174,702	367,331	190,021	175,483	365,504

Past due loans, neither renegotiated nor impaired	3,032[2]	4,661	7,693	1,293	4,446	5,739

Loans renegotiated, but not impaired	500	369	869	389	395	784

Impaired loans	5,679	4,590	10,269	5,922	4,221	10,143

Total	201,840	184,322	386,162	197,625	184,545	382,170

[1]

Amount for December 31, 2013, were adjusted for past due loans, neither renegotiated nor impaired by € 303 million and for loans renegotiated, but not impaired by € 112 million erroneously not included in prior disclosure.

[2]	Increase of € 1.739 million due to a number of single items mainly in North America.

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

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Interim Report as of March 31, 2014	Risk Report
	Asset Quality

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting treatment regarding impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Financial Report 2013.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Mar 31, 2014			Dec 31, 2013			2014 increase (decrease) from 2013
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt

Corporate Banking & Securities	758	327	43	818	344	42	(60)	1

Private & Business Clients	4,410	2,386	54	4,121	2,519	61	289	(7)

Global Transaction Banking	1,693	992	59	1,662	1,078	65	31	(6)

Deutsche Asset & Wealth Management	59	36	61	69	39	56	(10)	5

Non-Core Operations Unit	3,349	1,466	44	3,473	1,609	46	(124)	(3)

Thereof: assets reclassified to loans and receivables according to IAS 39	1,016	495	49	1,007	479	48	9	1

Total	10,269	5,208	51	10,143	5,589	55	126	(4)

Impaired loans by region

	Mar 31, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Germany	1,726	2,036	3,762	1,586	1,675	3,261

Western Europe (excluding Germany)	3,323	2,371	5,694	3,469	2,363	5,832

Eastern Europe	76	175	251	77	175	252

North America	421	1	423	588	1	590

Central and South America	32	0	32	32	0	32

Asia/Pacific	100	5	105	170	4	175

Africa	0	1	1	0	1	1

Other	1	0	1	0	0	0

Total	5,679	4,590	10,269	5,922	4,221	10,143

Impaired loans by industry sector

	Mar 31, 2014			Dec 31, 2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Banks and insurance	41	0	41	45	0	45

Fund management activities	85	0	85	92	1	93

Manufacturing	657	232	888	589	222	811

Wholesale and retail trade	369	223	592	441	220	661

Households	471	3,531	4,002	477	3,194	3,671

Commercial real estate activities	2,107	315	2,422	2,388	295	2,683

Public sector	44	0	44	39	0	39

Other [1]	1,905	289	2,194	1,849	289	2,139

Total	5,679	4,590	10,269	5,922	4,221	10,143

[1]	Includes mainly transportation and other services.

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Interim Report as of March 31, 2014	Risk Report
	Asset Quality

Development of Impaired Loans

	Three months ended Mar 31, 2014			2013
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Balance, beginning of year	5,922	4,221	10,143	6,129	4,206	10,335

Classified as impaired during the year[1]	640	898	1,538	4,553	2,939	7,492

Transferred to not impaired during the year[1]	(201)	(424)	(625)	(2,618)	(2,134)	(4,752)

Charge-offs	(528)	(107)	(635)	(730)	(485)	(1,215)

Disposals of impaired loans	(130)	0	(130)	(744)	(293)	(1,037)

Exchange rate and other movements	(23)	2	(21)	(669)	(12)	(680)[2]

Balance, end of period	5,679	4,590	10,269	5,922	4,221	10,143

[1]	Includes repayments.
[2]	Includes consolidated items because the Group obtained control over the structured entity borrowers by total € 598 million.

In the first three months of 2014 our impaired loans increased by € 126 million or 1.2 % to € 10.3 billion as a result of a net increase in impaired loans of € 782 million partially offset by charge-offs of € 635 million as well as exchange rate movements of € 21 million. The overall increase mainly resulted from a € 369 million increase in collectively assessed impaired loans being partially offset by € 243 million decrease in individually assessed impaired loans. The increase in collectively assessed impaired loans was mainly driven by new defaults in Households recorded in our Private & Business Clients division. The reduction in individually assessed impaired loans included several large transactions in commercial real estate activities in Western Europe (excluding Germany) and North America recorded in NCOU.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) decreased from 55 % as of year-end 2013 to 51 % which is mainly attributable to an alignment of processes at Postbank which is described further below, in the “Movements in the Allowance for Credit Losses” section.

Our impaired loans included € 1.0 billion of loans reclassified to loans and receivables in accordance with IAS 39. This position increased by € 9 million, which is mainly attributable to one commercial real estate item in Western Europe (excluding Germany).

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Interim Report as of March 31, 2014	Risk Report
	Asset Quality

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Three months ended Mar 31, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	97	144	241	6	0	5	246
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	0	(4)	0	0	0	(4)

Net charge-offs:	(520)	(83)	(603)	0	0	0	(603)
Charge-offs	(528)	(107)	(634)	0	0	0	(634)
Recoveries	7	24	31	0	0	0	31

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(13)	(5)	(18)	0	0	0	(18)

Balance, end of period	2,420	2,788	5,208	107	114	221	5,429

Changes compared to prior year

Provision for credit losses
In € m.	(137)	33	(103)	3	(9)	(5)	(108)
In %	(59)	30	(30)	124	(100)	(48)	(30)

Net charge-offs
In € m.	(424)	(28)	(453)	0	0	0	(453)
In %	440	52	300	0	0	0	300

Our allowance for credit losses was € 5.4 billion as at March 31, 2014, thereof 96 % or € 5.2 billion related to our loan portfolio and 4 % or € 221 million to off-balance sheet positions (predominantly loan commitments and guarantees). The allowance for loan losses is attributable 54 % to collectively assessed and 46 % to individually assessed loan losses. The net decrease in our allowance for loan losses of € 381 million compared with prior year end results from € 603 million of net charge-offs and € 18 million other changes, such as accretion on impaired loans and foreign exchange effects, partly offset by additions of € 241 million provisions. Our allowance for off-balance sheet positions increased net by € 5 million compared with prior year end due to additional provisions.

Provision for credit losses recorded in the first three months of 2014 decreased by € 108 million or 30 % to € 246 million compared with the first three month of 2013. Our overall loan loss provisions decreased by € 103 million or 30 % in the first three months of 2014 compared with the first three months of 2013. This reduction was driven by our individually assessed loan portfolio, where provisioning declined by € 137 million and was partly offset by our collectively assessed portfolio, where provisioning increased by € 33 million. The reduction of provisions in our individually assessed loan portfolio results from the lack of large single items throughout our businesses in the current quarter, compared to high levels of single items in the respective prior year quarter, which were caused by large single items in GTB, CB&S and NCOU. The increases in our collectively assessed loan portfolio results from higher charges in PBC due to a positive one-off effect realised in the first quarter 2013 resulting from the sale of non-performing loans. Excluding this positive effect in the prior year, provision for credit losses in PBC slightly decreased driven by the ongoing positive credit environment in Germany. Our overall provisions for off-balance sheet positions decreased by € 5 million compared with previous year’s first quarter driven by GTB as a result of lower charges for non-impaired collectively assessed positions.

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Interim Report as of March 31, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Net charge-offs increased by € 453 million in the first quarter 2014 compared to the first quarter last year largely driven by our individually assessed loan portfolio at Postbank following an alignment of processes. These alignments resulted in an adjustment of the level of loan loss allowance for loans recorded at Postbank by € 233 million reflecting accelerated write-offs as well as the elimination of previous misclassification of recoveries in the credit quality of Postbank loans, which had been impaired after change of control, as interest income.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 495 million as at March 31, 2014, representing 9 % of our total allowance for loan losses, slightly up from the € 479 million (9 % of total allowance for loan losses) at year end 2013. The slight increase in the first three months of 2014 was a result of additional provisions for loan losses of € 29 million partly offset by € 7 million charge-offs and € 7 million other changes.

Compared to the first quarter 2013, provision for loan losses for IAS 39 reclassified assets increased by € 21 million in the first quarter 2014 (to € 29 million from € 8 million) driven by collectively assessed but not impaired assets mainly due to a positive one-off effect realized in the first quarter last year from asset sales.

Net charge-offs related to IAS 39 reclassified assets decreased by € 49 million to € 7 million in the first quarter 2014 from € 56 million in the first quarter 2013. The reduction is mainly a result of the lack of large charge-offs in the present quarter compared to a number of charge-offs connected to asset sales in the prior year.

	Three months ended Mar 31, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total

Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	233	111	344	2	9	11	354
Thereof: (Gains)/Losses from disposal of impaired loans	10	(36)	(26)	0	0	0	(26)

Net charge-offs:	(96)	(55)	(151)	0	0	0	(151)
Charge-offs	(105)	(118)	(223)	0	0	0	(223)
Recoveries	9	63	72	0	0	0	72

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(15)	(7)	(22)	0	1	1	(21)

Balance, end of period	2,389	2,474	4,863	120	106	226	5,089

Changes compared to prior year

Provision for credit losses
In € m.	49	(29)	20	12	8	20	40
In %	27	(21)	6	(120)	800	(222)	13

Net charge-offs
In € m.	178	41	219	0	0	0	219
In %	(65)	(43)	(59)	0	0	0	(59)

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented for the current reporting period are based on the CRR/CRD 4 framework, while the comparative information for year-end 2013 is based on the then prevailing Basel 2.5 framework excluding the transitional adjustment according to section 64h (3) of the German Banking Act as valid through December 31, 2013. Quantitative information presented follows the regulatory scope of consolidation.

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Interim Report as of March 31, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received respective BaFin approvals in recent years. Exposures which we do not treat under the advanced or the foundation IRBA are allocated either to “Other IRBA Exposure” or to the “Standardized Approach”.

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 10 SolvV applicable since January 1, 2014 and Section 67 SolvV applicable through December 31, 2013, respectively. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes. The approvals Postbank, excluding PB Capital Corporation, obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of 13 internally developed rating systems for regulatory capital calculation purposes.

The line item “Other exposures” contains predominantly collective investment undertakings, equity exposures and non-credit obligations treated under other internal rating based approaches as well as remaining exposures classes for the standardized approach which do not fall under central governments, institutions, corporates or retail.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Mar 31, 2014 CRR/CRD 4
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	102,462	4,748	8	2	0	0	67,000	193	169,471	4,944	395

Institutions	61,934	11,837	4,916	1,290	1,420	1,471	23,696	1,078	91,966	15,677	1,254

Corporates	268,940	89,033	9,830	4,912	10,274	6,137	25,103	15,884	314,146	115,967	9,277

Retail exposures secured by real estate property	153,324	25,237	0	0	0	0	0	0	153,324	25,237	2,019

Qualifying revolving retail exposures	4,226	472	0	0	0	0	0	0	4,226	472	38

Other retail exposures	33,246	13,078	0	0	0	0	13,089	7,957	46,335	21,036	1,683

Other exposures	2,447	6,117	0	0	8,768	18,709	27,739	10,431	38,954	35,257	2,821

Securitizations	45,832	13,447	0	0	0	0	2,159	2,273	47,991	15,720	1,258

Total	672,411	163,970	14,754	6,205	20,462	26,317	158,786	37,817	866,413	234,309	18,745

Thereof: counterparty credit risk from	126,216	36,457	338	212	1,213	504	33,440	3,007	161,206	40,180	3,214

Derivatives	71,873	33,036	338	212	1,213	504	28,312	2,829	101,736	36,580	2,926

Securities financing transactions	54,343	3,421	0	0	0	0	5,128	178	59,470	3,600	288

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Interim Report as of March 31, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

	Dec 31, 2013 Basel 2.5
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	92,354	4,353	8	2	0	0	75,706	213	168,068	4,569	366

Institutions	60,912	9,175	5,592	1,320	0	0	4,976	198	71,481	10,693	855

Corporates	264,751	81,397	7,396	4,880	10,169	6,067	23,248	15,235	305,564	107,578	8,606

Retail exposures secured by real estate property	153,271	22,523	0	0	0	0	5,173	2,275	158,443	24,799	1,984

Qualifying revolving retail exposures	4,537	621	0	0	0	0	0	0	4,537	621	50

Other retail exposures	33,082	13,990	0	0	0	0	8,593	5,982	41,675	19,972	1,598

Other exposures	0	0	0	0	7,958	10,424	25,287	14,507	33,245	24,931	1,994

Securitizations	49,368	7,834	0	0	0	0	2,175	1,222	51,543	9,057	725

Total	658,273	139,894	12,997	6,202	18,127	16,490	145,159	39,633	834,557	202,219	16,178

Thereof: counterparty credit risk from	122,455	28,265	317	193	414	394	9,571	1,833	132,757	30,684	2,455

Derivatives	75,738	25,900	317	193	414	394	8,630	1,806	85,099	28,292	2,263

Securities financing transactions	46,716	2,365	0	0	0	0	941	27	47,657	2,392	191

The movements in EAD in the exposure class “central governments” result from interest earning deposits with central banks. The advanced IRBA exposure increased whilst the exposure in the standardized approach decreased.

The increase in EAD and RWA in the exposure class “institutions” within the standardized approach mainly relates to central counterparties which are newly introduced into the RWA calculation according to the CRR/CRD 4 framework.

Overall we saw an increase in EAD and RWA within the exposure class “corporate” under the advanced IRBA, resulting from growing business in GTB and PBC in the first three months of 2014. This was partly offset by ongoing de-risking initiatives in NCOU.

The decrease in EAD and RWA in the exposure class “retail exposures secured by real estate property” within the standardized approach is mainly a result of a re-design of the regulatory defined exposure class segmentation following the CRR/CRD 4 framework where this exposure has been entirely allocated to the exposure class “other retail exposures”.

The increase in EAD and RWA within the exposure class “other exposures” across all model approaches mainly results from components like deferred tax assets and financial sector entities newly considered within the RWA calculation as introduced by the CRR/CRD 4 framework.

De-risking initiatives in NCOU achieved through asset sales in the first three months of 2014 reduced the EAD in the securitisation segment under the advanced IRBA.

Deutsche Bank	Management Report	37
Interim Report as of March 31, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

Internal Ratings and Probability of Defaults

All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Internal ratings and their PD ranges

Internal rating	PD range in %[1]
iAAA	> 0.00 ≤ 0.01

iAA+	> 0.01 ≤ 0.02

iAA	> 0.02 ≤ 0.03

iAA-	> 0.03 ≤ 0.04

iA+	> 0.04 ≤ 0.05

iA	> 0.05 ≤ 0.07

iA-	> 0.07 ≤ 0.11

iBBB+	> 0.11 ≤ 0.18

iBBB	> 0.18 ≤ 0.30

iBBB-	> 0.30 ≤ 0.50

iBB+	> 0.50 ≤ 0.83

iBB	> 0.83 ≤ 1.37

iBB-	> 1.37 ≤ 2.27

iB+	> 2.27 ≤ 3.75

iB	> 3.75 ≤ 6.19

iB-	> 6.19 ≤ 10.22

iCCC+	> 10.22 ≤ 16.87

iCCC	> 16.87 ≤ 27.84

iCCC-	> 27.84 ≤ 99.99

Default	100.00

[1]	Reflects the probability of default for a one year time horizon.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

Deutsche Bank	Management Report	38
Interim Report as of March 31, 2014	Risk Report
	Counterparty Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Mar 31, 2014 CRR/CRD 4						Dec 31, 2013 Basel 2.5

Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %

iAAA	3,542	0.03	21.40	203	5.74	0.01	3,084	0.03	24.81	196	6.35	0.01

iAA+	5,849	0.03	20.03	324	5.54	0.01	5,448	0.03	19.67	286	5.25	0.01

iAA	7,709	0.03	19.69	410	5.32	0.01	7,555	0.03	18.29	420	5.56	0.01

iAA-	11,207	0.04	32.66	1,130	10.08	0.01	11,213	0.04	31.29	922	8.22	0.01

iA+	10,939	0.05	29.48	1,440	13.16	0.01	11,167	0.05	28.56	1,293	11.58	0.01

iA	13,250	0.07	34.36	2,454	18.52	0.02	14,927	0.07	31.28	2,349	15.73	0.02

iA-	18,541	0.09	35.67	4,093	22.07	0.03	17,690	0.09	35.62	3,705	20.95	0.03

iBBB+	18,890	0.14	33.88	5,093	26.96	0.05	18,121	0.14	31.90	4,512	24.90	0.04

iBBB	18,703	0.23	31.52	5,931	31.71	0.07	18,145	0.23	32.54	5,984	32.98	0.07

iBBB-	17,484	0.39	33.68	7,614	43.55	0.13	16,884	0.39	31.05	6,885	40.78	0.11

iBB+	11,019	0.64	32.43	5,756	52.24	0.19	9,958	0.64	32.21	5,436	54.60	0.20

iBB	11,940	1.07	28.44	7,003	58.65	0.29	11,819	1.07	28.10	6,835	57.83	0.30

iBB-	10,103	1.76	24.89	6,192	61.29	0.43	9,062	1.76	24.59	5,625	62.07	0.43

iB+	6,981	2.92	20.48	4,374	62.66	0.84	6,452	2.92	19.94	3,969	61.51	0.84

iB	5,758	4.79	21.62	4,483	77.86	1.04	5,167	4.79	21.45	3,948	76.42	1.02

iB-	2,946	7.94	20.12	2,566	87.09	1.59	3,935	7.94	15.90	2,664	67.71	1.26

iCCC+	1,209	13.00	13.64	930	76.91	1.98	1,140	13.00	14.58	809	70.94	1.89

iCCC	711	21.97	23.16	973	136.93	5.10	738	21.95	23.77	1,035	140.38	5.19

iCCC-	735	31.00	10.57	478	65.07	3.46	802	31.00	12.15	569	70.92	3.77

Default	8,908	100.00	24.83	2,344	26.31	N/M	9,975	100.00	25.77	2,405	24.11	N/M

Total	186,424	5.75	29.53	63,791	34.22	0.23	183,284	6.44	28.70	59,847	32.65	0.23

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are significantly collateralized.

EAD levels over the reporting period are nearly unchanged and result mainly from two offsetting effects: The EAD increased based on growth in GTB and PBC with an offsetting effect from our de-risking initiative in the form of asset sales and hedging. In parallel, growth in GTB and PBC increased RWA which was offset only to a smaller extent by the de-risking initiative.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with Corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

Deutsche Bank	Management Report	39
Interim Report as of March 31, 2014	Risk Report
	Market Risk

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)	Mar 31, 2014 CRR/CRD 4				Dec 31, 2013 Basel 2.5
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	1,791	0.03	185	10.34	35	0.03	5	15.31

iAA-	9	0.04	2	21.40	0	0.00	0	0.00

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	706	0.06	92	12.99	518	0.06	115	22.13

iA-	328	0.09	92	28.05	405	0.10	127	31.30

iBBB+	1,100	0.15	353	32.09	912	0.15	362	39.65

iBBB	1,751	0.23	831	47.43	1,510	0.23	754	49.93

iBBB-	1,768	0.38	1,147	64.89	1,666	0.38	1,076	64.60

iBB+	1,232	0.69	998	81.04	1,121	0.69	951	84.81

iBB	309	1.23	291	94.09	272	1.23	284	104.62

iBB-	200	2.06	222	110.88	287	2.06	347	120.99

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	211	3.78	288	136.50	170	3.78	246	144.76

iB-	25	7.26	43	174.00	37	7.26	66	177.02

iCCC+	0	0.00	0	0.00	1	12.76	3	223.09

iCCC	88	18.00	200	227.54	163	18.00	382	234.34

iCCC-	0	0.00	0	0.00	0	0.00	0	0.00

Default	82	100.00	0	0.08	80	100.00	0	0.00

Total	9,600	1.43	4,744	49.42	7,177	2.05	4,718	65.73

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Average[2]	54.1	53.6	(42.1)	(50.0)	28.5	26.5	34.8	41.6	15.0	13.4	13.1	13.8	4.8	8.3

Maximum[2]	63.8	69.0	(61.9)	(62.1)	34.6	36.6	38.9	48.0	21.1	23.9	20.8	27.8	10.2	12.8

Minimum[2]	46.5	43.0	(35.9)	(38.5)	23.7	18.7	30.0	34.9	11.4	8.8	8.8	5.8	1.9	5.5

Period-end[3]	50.3	47.9	(36.3)	(57.7)	26.8	27.2	30.0	37.9	14.2	20.2	13.6	12.4	2.0	7.8

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2014 and the full year 2013, respectively.
[3]	Amounts for 2014 as of March 31, 2014 and for 2013 as of December 31, 2013.

The average value-at-risk for the first three months of 2014 was € 54.1 million and increased slightly by € 0.5 million compared with the full year 2013. There have been reductions in credit spread risk, due to a lower level of exposures, and a reduction in commodities, as the business winds down, and small changes in other risk classes. Overall value-at-risk has increased primarily due to a reduction in diversification benefit resulting from a change in the portfolio composition.

During the first three months of 2014 our trading units achieved a positive actual income for 95 % of the trading days compared with 94 % in full year 2013.

Deutsche Bank	Management Report	40
Interim Report as of March 31, 2014	Risk Report
	Market Risk

Regulatory Trading Market Risk Measures

In trading market risk the comprehensive risk measure and market risk standardized approach were partially impacted by the introduction of the new CRR/CRD 4 framework which is detailed in the respective sections.

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Average[2]	108.2	114.0	(117.8)	(127.5)	61.1	59.3	118.3	118.1	15.8	19.2	22.7	29.6	8.1	15.2

Maximum[2]	140.6	169.2	(135.0)	(166.8)	75.2	93.1	127.7	149.5	30.3	53.6	36.6	59.2	16.7	37.1

Minimum[2]	86.4	75.1	(102.9)	(105.5)	48.8	44.4	100.7	90.0	6.5	4.3	13.7	12.1	4.0	7.1

Period-end[3]	86.4	105.5	(108.3)	(125.3)	53.8	53.0	100.7	114.4	10.8	27.5	25.2	27.0	4.2	8.9

1	Includes value-at-risk from gold and other precious metal positions.
2	Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2014 and the full year 2013, respectively.
3	Amounts for 2014 as of March 31, 2014 and for 2013 as of December 31, 2013.

The average stressed value-at-risk for the first three months of 2014 was € 108.2 million and decreased by € 5.8 million compared with the full year 2013. The decrease was coming from lower equity risk due to carrying greater downside protection, and some reduction coming from foreign exchange risk and commodity price risk. An additional decrease at period end was due to lower credit spread risk following reductions in whole loan exposure in our commercial real estate business. There has been a similar reduction in diversification as seen in value-at-risk in 2014 as compared to 2013 due to a change in the portfolio composition.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12 week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	Total		Global Finance and Foreign Exchange		Rates and Credit Trading		NCOU		Emerging Markets - Debt		Other
in € m.	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Average[1]	1,193.0	968.2	56.4	66.9	663.9	505.8	(2.7)	(20.6)	232.0	179.5	243.5	236.5

Maximum[1]	1,337.1	1,044.8	115.5	82.4	719.7	603.4	39.8	(3.7)	296.1	205.0	284.0	323.9

Minimum[1]	999.9	928.5	27.4	43.5	585.1	414.2	(30.8)	(36.6)	158.2	156.1	168.2	185.1

Period-end[2]	1,256.6	995.6	72.7	82.4	688.9	563.4	(12.8)	(3.9)	283.0	168.3	224.8	185.5

1	Amounts show the bands within which the values fluctuated during the 12 weeks period January 1 to March 31, 2014 and October 1 to December 31, 2013, respectively.
2	Amounts for 2014 as of March 31, 2014 and for 2013 as of December 31, 2013.

The incremental risk charge as at the end of the first three months of 2014 was € 1.3 billion and increased by € 261 million (26%) compared with year end 2013. The average incremental risk charge for the first three months of 2014 was € 1.2 billion and thus € 225 million (23%) higher compared with the average for the 12 week period preceding December 31, 2013. The increase was driven by a higher level of single name sovereign exposures and to a lesser extent from a methodology update.

Deutsche Bank	Management Report	41
Interim Report as of March 31, 2014	Risk Report
	Market Risk

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. The comprehensive risk measure presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12 weeks period preceding these reporting dates.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2014	2013

Average[1]	333.2	316.0

Maximum[1]	351.6	359.6

Minimum[1]	313.6	285.9

Period-end[2]	224.3	223.8

1	Amounts show the bands within which the values fluctuated during the 12 weeks period January 1 to March 31, 2014 and October 1 to December 31, 2013.
2	Amounts for 2014 as of March 31, 2014 and figures for 2013 as of December 31, 2013.

The comprehensive risk measure as at the end of the first three months of 2014 was € 224.3 million and increased by € 0.5 million (0.2%) compared with year end 2013. The average of our comprehensive risk measure for the first three month of 2014 was € 333.2 million and thus € 17.2 million (5.4%) higher compared with the average for the 12 week period preceding December 31, 2013, mainly due to the impact of a higher floor applicable in the calculation under the CRR/CRD 4 framework.

Market Risk Standardized Approach

Securitization positions in the trading book, including securitization positions in the correlation trading portfolio which are not eligible for the comprehensive risk measure, are subject to the market risk standardized approach for specific interest rate risk. In the Basel 2.5 framework, exposures that were unrated or rated below BB, were considered as capital deduction items and did not result in RWA. Under the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014, these exposures can no longer be deducted from capital but are included in the RWA calculation.

As of March 31, 2014, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 2.2 billion corresponding to risk-weighted assets of € 27.6 billion. As of December 31, 2013, applying the CRR/CRD 4 framework these positions would have amounted to capital requirements of € 2.0 billion and risk-weighted assets of € 24.5 billion. The increase was primarily due to higher inventory levels.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 63 million corresponding to risk-weighted assets of € 786 million as of March 31, 2014, compared with € 78 million and € 977 million as of December 31, 2013. The decrease was mainly due to reductions in the portfolio.

For nth-to-default credit default swaps the capital requirement reduced to € 6 million corresponding to risk-weighted assets of € 75 million compared with € 5 million and € 63 million as of December 31, 2013.

The capital requirement for longevity risk under the market risk standardized approach as of March 31, 2014 was € 30 million corresponding to risk-weighted assets of € 370 million compared with € 29 million and € 363 million as of December 31, 2013.

Market Risk of Trading Book at Postbank

We calculate the Value-at-Risk of Postbank trading book with a 99 % confidence level and a one-day holding period. In line with Postbank’s trading book strategy the value-at-risk as of March 31, 2014 was maintained with € 0.1 million at the same level compared with December 31, 2013, and was mainly related to the foreign exchange risk.

Deutsche Bank	Management Report	42
Interim Report as of March 31, 2014	Risk Report
	Operational Risk

Operational Risk

In the first quarter of 2014 our loss profile is driven by legal operational risk losses and legal provisions, even though our legal operational risk losses were less than those in the first quarter of 2013. Our non-legal operational risk losses declined compared with the last quarter of 2013. The outlook for rest of year remains cautious, due to a number of new regulations that will continue to affect our business. Our operational risk management fosters a forward looking risk management with regard to monitoring of profit and loss view, focusing on trend analyses based upon available losses and key risk indicator data.

Economic Capital Usage for Operational Risk by Business Division

			2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	Mar 31, 2014	Dec 31, 2013	in € m.	in %
Corporate Banking & Securities	2,421	2,475	(54)	(2)

Private & Business Clients	769	803	(34)	(4)

Global Transaction Banking	81	96	(15)	(16)

Deutsche Asset & Wealth Management	585	580	5	1

Non-Core Operations Unit	1,286	1,298	(12)	(1)

Total economic capital usage for operational risk	5,141	5,253	(112)	(2)

The economic capital usage for operational risk as of March 31, 2014 was € 5.1 billion, € 112 million or 2.1 % lower than for the previous quarter ending December 31, 2013. The lower capital level in Corporate Banking & Securities was due to a decreased loss profile and improved scores in key risk indicators leading to a capital reduction in the Qualitative Adjustment. The capital reduction in Private & Business Clients and Global Transaction Banking is mainly driven by increased limits in several insurance contracts. Deutsche Asset & Wealth Management and Non-Core Operations Unit remain stable compared to year-end 2013. The economic capital continues to include the safety margin of € 1 billion applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

Operational Risk Framework Development

We apply an Advanced Measurement Approach (AMA) for the Operational Risk regulatory capital calculation. The AMA model is subject to continuous validation and enhancement in an effort to adequately reflect our risk profile. As a result, we recently submitted a comprehensive model change to BaFin and are awaiting approval. This model change includes an improved validation and recalibration methodology for insurance recoveries, changes to the modelling of the loss frequency as well as an enhanced scoring mechanism for the key risk indicators in the AMA model.

To increase the forward looking aspects in the AMA model reasonably possible litigation losses are currently being reviewed for inclusion in our capital calculation in future. Based on the judgements of counsel, we assess the potential future losses that may result from ongoing legal matters. In future the AMA model will take into account both new legal matters and material changes with respect to ongoing matters.

Deutsche Bank	Management Report	43
Interim Report as of March 31, 2014	Risk Report
	Liquidity Risk

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Mar 31, 2014		Dec 31, 2013
Capital Markets and Equity	184	19%	185	19%

Retail	274	28%	282	29%

Transaction Banking	171	18%	178	18%

Other Customers[1]	86	9%	97	10%

Unsecured Wholesale	71	7%	73	7%

Secured Funding and Shorts	162	17%	150	15%

Financing Vehicles[2]	23	2%	19	2%

Total external funding	969	100%	984	100%

1	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
2	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 563 billion (€ 524 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 51 billion (€ 50 billion), and other non-funding liabilities € 53 billion (€ 55 billion) for March 31, 2014, and December 31, 2013, respectively.

The increase of secured funding and shorts by € 12 billion during the first three months of 2014 reflects increased business in comparison to year-end levels. The decrease of € 8 billion in transaction banking deposits and € 8 billion in retail balances are largely driven by seasonal swings from year end levels, as well as a € 5 billion decrease as a result of the disposal of the BHF-BANK business. The lower volume in other customers during the first quarter of 2014 relates partly to a lower amount of net cash margin received.

During the first quarter of 2014, we raised € 8.5 billion out of a total 2014 funding plan of € 20 billion equating to a completion rate of 43%, 18 percentage points ahead of the pro-rata equivalent. The average spread during the first three months of the year 2014 over the relevant floating index (e.g. Libor) was 37 bps, with an average tenor of 3.4 years. The most significant transaction over this period was a U.S. $ 3.5 billion triple-tranche senior unsecured benchmark issue split in U.S. $ 1 billion floating-rate, a U.S. $ 1.5 billion fixed-rate tranche with a tenor of 3 years and a U.S. $ 1 billion fixed-rate tranche with a tenor of 5 years. For the reminder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Deutsche Bank	Management Report	44
Interim Report as of March 31, 2014	Risk Report
	Capital Management

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Mar 31, 2014		Dec 31, 2013
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	75	74	78	77

Parent (incl. foreign branches)	60	59	68	67

Subsidiaries	15	15	10	10

Highly liquid securities (includes government, government guaranteed and agency securities)	81	76	95	89

Parent (incl. foreign branches)	60	56	71	67

Subsidiaries	21	20	24	22

Other unencumbered central bank eligible securities	18	12	23	17

Parent (incl. foreign branches)	13	9	17	13

Subsidiaries	5	3	6	4

Total liquidity reserves	173	162	196	183

Parent (incl. foreign branches)	132	124	156	147

Subsidiaries	42	38	41	36

Our liquidity reserves decreased by € 23 billion or 12 % during the first quarter in comparison to year-end 2013. This decrease was largely driven by seasonal fluctuations in our liability base as well as shifts in the composition of our assets.

Capital Management

The 2013 Annual General Meeting granted our management board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until March 31, 2014, 31.3 million shares were purchased, of which 9.4 million via derivatives. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks remained close to zero as of March 31, 2014.

The total face value of available conditional capital amounts to € 691.2 million (270 million shares). In addition, the authorized capital available to the Management Board has a total face value of € 921.6 million (360 million shares).

Our Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are largely recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion through 2022. For March 31, 2014, this resulted in eligible Additional Tier 1 instruments of € 10.0 billion compared with € 11.2 billion as of December 31, 2013. Three Hybrid Tier 1 capital instruments with a notional of € 1.7 billion and an eligible equivalent amount of € 1.3 billion have been called in the first quarter 2014. Hybrid Tier 1 capital instruments are not recognized anymore under CRR/CRD 4 fully-loaded rules mainly because they have no write-down or equity conversion feature. € 9.5 billion of these former Additional Tier 1 instruments can still be recognized as Tier 2 under CRR/CRD 4 fully-loaded.

The Tier 2 instrument-types (subordinated debt, profit participation rights, cumulative preferred securities) and the categorization into Upper and Lower Tier 2 capital according to Basel 2.5 no longer applies under CRR/CRD 4. All our former Basel 2.5-compliant Tier 2 capital instrument-types are considered as Tier 2 capital instruments according to CRR/CRD 4.

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Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

The total of our Tier 2 capital instruments before regulatory adjustments decreased by € 2.4 billion from € 7.8 billion as of December 31, 2013 to € 5.4 billion as of March 31, 2014. The decrease mainly resulted from the fact that twelve Tier 2 capital instruments with a total notional of € 1.7 billion have been called in the first quarter of 2014. A further decreasing effect of € 546 million resulted from the application of the new CRR/CRD 4 rule on maturity-haircuts (straight proportional reduction of the eligible amount of an instrument in the last 5 years before maturity instead of a 60 % haircut only in the last 2 years before maturity as under Basel 2.5).

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital is based on the Basel 3 framework as implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013 and implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Comparatives for year-end 2013 are provided on a pro forma basis as then still the preceding Basel 2.5 framework as implemented into European and German law was applicable. The information in this section as well as in the section “Development of risk-weighted Assets” are based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account, i.e., all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied.

Summary of Regulatory Capital, RWA and Capital Ratios

	Mar 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Common Equity Tier 1 capital before regulatory adjustments	54,768	54,458	53,846	53,557	53,558

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,437)	(4,712)	(19,850)	(1,824)	(15,024)

Common Equity Tier 1 (CET 1) capital	35,331	49,746	33,995	51,733	38,534

Additional Tier 1 (AT1) capital before regulatory adjustments	0	10,491	0	11,741	12,701

Total regulatory adjustments to Additional Tier 1 (AT1) capital [1]	0	(10,482)	0	(12,785)	(519)

Additional Tier 1 (AT1) capital	0	10	0	0	12,182

Tier 1 capital (T1 = CET 1 + AT1)	35,331	49,755	33,995	51,733	50,717

Tier 2 (T2) capital before regulatory adjustments	13,378	5,372	14,291	6,085	7,787

Total regulatory adjustments to Tier 2 (T2) capital	(45)	(570)	(107)	(906)	(3,040)

Tier 2 (T2) capital	13,333	4,802	14,184	5,179	4,747

Total Regulatory capital (TC = T1 + T2)	48,664	54,558	48,179	56,912	55,464

Total risk-weighted assets	373,313	376,091	350,143	355,127	300,369

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.5	13.2	9.7	14.6	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.5	13.2	9.7	14.6	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	13.0	14.5	13.8	16.0	18.5

1	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”).

Deutsche Bank	Management Report	46
Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

Regulatory Capital, RWA and Capital Ratios

	Mar 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	28,583	28,583	28,789	28,789	28,789
Thereof: Instrument type 1 [1]	N/M	N/M	N/M	N/M	N/M

Retained earnings	28,050	28,050	27,194	27,194	27,195

Accumulated other comprehensive income	(1,993)	(2,415)	(2,039)	(2,457)	(2,457)

Funds for general banking risk	0	0	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase out from CET 1[2]	N/M	0	N/M	0	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	112	0	130	130

Independently reviewed interim profits net of any foreseeable charge or dividend	127	127	(98)	(98)	(98)

Common Equity Tier 1 capital before regulatory adjustments	54,768	54,458	53,846	53,557	53,558

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[2]	N/M	N/M	N/M	N/M	N/M

Intangible assets (net of related tax liabilities) (negative amount)	(11,858)	(2,372)	(11,466)	0	(11,466)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,514)	(503)	(2,203)	0	0

Fair value reserves related to gains or losses on cash flow hedges	(125)	(125)	(93)	(93)	0

Negative amounts resulting from the calculation of expected loss amounts	(839)	(177)	(987)	0	(430)

Any increase in equity that results from securitized assets (negative amount)	0	0	0	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing [3]	(520)	(124)	(533)	3	(1)

Defined benefit pension fund assets (negative amount)	(761)	(152)	(663)	0	0

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount) [4]	(48)	(13)	(36)	0	(3)

Holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[5]	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)[6]	0	0	0	0	(1,589)

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	0	0	(945)
Thereof:			0
Qualifying holdings outside the financial sector (negative amount)	0	0	0	0	0
Securitization positions (negative amount)	0	0	0	0	(945)
Free deliveries (negative amount)	0	0	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(1,088)	(218)	(1,667)	0	0

Amount exceeding the 15 % threshold (negative amount)	(1,347)	(196)	(1,828)	0	0
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(582)	(85)	(839)	0	0
Deferred tax assets arising from temporary differences	(765)	(112)	(989)	0	0

Losses for the current financial year (negative amount)	0	0	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	0	N/M

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR[7]	N/M	(495)	N/M	(316)	(215)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(336)	(336)	(374)	(374)	(374)

Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	(1,044)	0

Deutsche Bank	Management Report	47
Interim Report as of March 31, 2014	Risk Report Regulatory Capital

	Mar 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(19,437)	(4,712)	(19,850)	(1,824)	(15,024)

Common Equity Tier 1 (CET 1) capital	35,331	49,746	33,995	51,733	38,534

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	0	0	0	0	12,701
Thereof:
Classified as equity under applicable accounting standards	0	0	0	0	0
Classified as liabilities under applicable accounting standards	0	0	0	0	12,701

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	10,491	N/M	11,741	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0	N/M

Additional Tier 1 (AT1) capital before regulatory adjustments	0	10,491	0	11,741	12,701

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct and indirect holdings by an institution of own AT1 instruments (negative amount) [9]	0	(471)	0	(519)	(519)

Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount) [5]	0	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount) [6]	0	0	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0	N/M

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(10,011)	N/M	(12,266)	N/M
Thereof:
Intangible assets	N/M	(9,487)	N/M	(11,466)	N/M
Shortfall of provisions to expected losses	N/M	(355)	N/M	(500)	N/M
Significant investments in the capital of other financial sector entities	N/M	(170)	N/M	(299)	N/M

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0	N/M

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	0	N/M

T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital [10]	0	(10,482)	0	(12,785)	(519)

Additional Tier 1 (AT1) capital	0	10	0	0	12,182

Tier 1 capital (T1 = CET 1 + AT1) [11]	35,331	49,755	33,995	51,733	50,717

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts [12]	13,378	4,166	14,291	4,834	7,787

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase out from T2	N/M	1,206	N/M	1,251	N/M

Public sector capital injections grandfathered until 1 January 2018	N/M	N/M	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	0	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0	N/M

Credit risk adjustments	0	0	0	0	0

Tier 2 (T2) capital before regulatory adjustments	13,378	5,372	14,291	6,085	7,787

Tier 2 (T2) capital: regulatory adjustments

Deutsche Bank	Management Report	48
Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

	Mar 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount) [9]	(45)	(45)	(107)	(107)	(75)
Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0	0

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount) [5]	0	0	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M	N/M	N/M
Holdings existing before 1 January 2013 and subject to transitional arrangements	N/M	N/M	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount) [6]	0	0	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(525)	N/M	(799)	N/M
Thereof:
Shortfall of provisions to expected losses	N/M	(355)	N/M	(500)	N/M
Significant investments in the capital of other financial sector entities	N/M	(170)	N/M	(299)	N/M

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0	N/M
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	0	N/M
Direct holdings of non significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M
Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre CRR	0	0	0	0	(2,965)

Total regulatory adjustments to Tier 2 (T2) capital	(45)	(570)	(107)	(906)	(3,040)

Tier 2 (T2) capital	13,333	4,802	14,184	5,179	4,747

Total Regulatory capital (TC = T1 + T2)	48,664	54,558	48,179	56,912	55,464

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts) [13]	N/M	0	N/M	0	N/M
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	0	N/M
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	0	N/M
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	0	N/M
Thereof:		0		0
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	0	N/M
Indirect and synthetic holdings of non significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	0	N/M

Total risk-weighted assets	373,313	376,091	350,143	355,127	300,369

Thereof:

Credit Risk	231,531	234,309	219,967	224,951	202,219

Credit Valuation Adjustment (CVA)	16,282	16,282	12,389	12,389	N/M

Market Risk	75,151	75,151	66,896	66,896	47,259

Operational Risk	50,349	50,349	50,891	50,891	50,891

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.5	13.2	9.7	14.6	12.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	9.5	13.2	9.7	14.6	16.9

Total Regulatory capital ratio (as a percentage of risk-weighted assets)	13.0	14.5	13.8	16.0	18.5

Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets) [14]	9.0	4.0	9.0	4.0	0.0

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Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

	Mar 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Thereof:
Capital conservation buffer requirement	2.5	0.0	2.5	0.0	0.0
Countercyclical buffer requirement [15]	N/M	N/M	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	0.0	0.0	0.0
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer [16]	2.0	0.0	2.0	0.0	0.0

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets) [17]	3.5	7.7	3.7	9.1	0.0

Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions) [5]	3,153	3,153	3,097	3,097	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions) [6]	2,288	2,446	2,340	2,580	0

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	3,011	3,219	2,760	3,044	0

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	0	0	0

Cap on inclusion of credit risk adjustments in T2 under standardized approach	420	420	488	488	0

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-base approach	940	940	984	984	894

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase out arrangements	N/M	0	N/M	0	N/M

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0	N/M

Current cap on AT1 instruments subject to phase out arrangements	N/M	10,021	N/M	11,273	N/M

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	628	N/M	0	N/M

Current cap on T2 instruments subject to phase out arrangements	N/M	2,908	N/M	3,271	N/M

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0	N/M

N/M – Not meaningful

[1]	EBA list as referred to in Article 26 (3) of CRR is not yet published.
[2]	Final draft technical standard published by EBA is not yet adopted by European Commission.
[3]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution acc. Art. 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities acc Art. 33 (1) (c) CRR.

[4]	Excludes holdings that are already considered in the accounting base of Common Equity. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[5]	Based on our current interpretation no deduction amount expected. Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[6]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings and Basel 2.5 threshold).
[7]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. prudential filter based on Consolidated Financial Statements Reconciliation Regulation “Konzernabschlussüberleitungs-verordnung”).
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”) and for capital effects resulting from non financial at-equity investments.
[9]	Basel 2.5: amounts in compliance with Basel 2.5-regulations (i.a. only direct holdings).
[10]	Qualifying AT1 deductions that exceed AT1 capital are deducted from CET 1 capital (reflected in “Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital”).
[11]	Includes silent participations of € 17 million as of March 31, 2014 and of € 20 million as of December 31, 2013.
[12]	Amortisation is taken into account.
[13]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e., CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[14]	Art. 92 (1) (a) CRR requires a minimum Common Equity Tier 1 capital ratio of 4,5 % excluding additional capital buffer.
[15]	Countercyclical buffer rates not yet available.
[16]	G-SII buffer as published in November 2013 by Financial Stability Board.
[17]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

Deutsche Bank	Management Report	50
Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Mar 31, 2014		Dec 31, 2013
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	Pro forma CRR/CRD 4 fully-loaded	Pro forma CRR/CRD 4	Basel 2.5
Total shareholders’ equity per accounting balance sheet	55,753	55,753	54,719	54,719	54,719
Deconsolidation / Consolidation of entities	(30)	(30)	(110)	(110)	(110)
Thereof:
Additional paid-in capital	(10)	(10)	(12)	(12)	(12)
Retained earnings	(441)	(441)	(516)	(516)	(516)
Accumulated other comprehensive income, net of tax	422	422	418	418	418

Total shareholders’ equity per regulatory balance sheet	55,724	55,724	54,609	54,609	54,609

Noncontrolling interest based on transitional rules	0	112	0	130	130
Dividend accrual	(956)	(956)	(765)	(765)	(765)
Reversal of deconsolidation/consolidation of accumulated other comprehensive income, net of tax, during transitional period	0	(422)	0	(418)	(418)
Other	0	0	0	0	0

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	54,768	54,458	53,846	53,557	53,558

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets broken down by model approach and business division. They include the aggregated effects of reallocations between the segments.

For the current reporting date the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules. The amounts for the comparative period are presented on the then prevailing Basel 2.5 framework.

In line with our decision to scale down and discontinue parts of our commodities business, certain portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. The amounts for credit, market and operational risk RWA for the comparative period have been restated including related effects from reallocations between the segments, accordingly.

Deutsche Bank	Management Report	51
Interim Report as of March 31, 2014	Risk Report Regulatory Capital

Risk-weighted Assets by Model Approach and Business Division

	Mar 31, 2014 CRR/CRD 4
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	76,691	72,491	39,679	6,329	21,754	17,365	234,309
Segmental reallocation	46	580	2,226	291	(840)	(2,302)	0

Advanced IRBA	67,527	49,686	30,148	2,895	12,264	1,450	163,970
Central Governments	3,555	55	889	3	51	194	4,748
Institutions	7,659	911	2,607	81	571	10	11,837
Corporates	48,268	5,819	25,456	2,410	5,980	1,100	89,033
Retail	123	37,559	32	110	963	0	38,787
Other	7,922	5,342	1,164	290	4,700	146	19,564

Foundation IRBA	0	5,964	0	0	241	0	6,205
Central Governments	0	0	0	0	2	0	2
Institutions	0	1,052	0	0	238	0	1,290
Corporates	0	4,912	0	0	0	0	4,912
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	4,330	8,078	217	565	2,656	10,470	26,317
Central Governments	0	0	0	0	0	0	0
Institutions	319	125	0	0	0	1,027	1,471
Corporates	1,568	4,478	72	0	20	0	6,137
Retail	0	0	0	0	0	0	0
Other	2,443	3,476	146	565	2,636	9,443	18,709

Standardized Approach	4,788	8,183	7,088	2,578	7,433	7,746	37,817
Central Governments	2	82	47	0	60	3	193
Institutions	437	364	30	6	242	0	1,078
Corporates	3,509	1,837	5,969	964	3,049	557	15,884
Retail	12	4,633	894	48	2,371	0	7,957
Other	828	1,268	149	1,561	1,712	7,186	12,704

Credit Valuation Adjustment (CVA)	11,534	597	146	374	3,629	1	16,282
Internal Model Approach	11,510	232	146	373	3,616	1	15,878
Standardized Approach	24	365	0	2	13	0	404

Market Risk	58,365	51	427	2,365	13,944	0	75,151
Internal Model Approach	34,681	3	427	1,574	9,604	0	46,289
Standardized Approach	23,685	48	0	790	4,340	0	28,863

Operational Risk	22,409	6,775	708	4,672	15,784	0	50,349
Advanced measurement approach	22,409	6,775	708	4,672	15,784	0	50,349

Total	169,000	79,914	40,961	13,740	55,111	17,365	376,091

Deutsche Bank	Management Report	52
Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

						Dec 31, 2013 Basel 2.5
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	58,952	65,909	35,418	5,809	25,298	10,832	202,219
Segmental reallocation	(850)	553	1,912	259	277	(2,152)	0

Advanced IRBA	53,598	42,651	26,140	2,589	14,104	813	139,894
Central Governments	2,922	90	896	5	258	181	4,353
Institutions	5,401	803	1,921	80	959	12	9,175
Corporates	40,970	5,638	22,378	2,398	9,394	620	81,397
Retail	124	35,844	33	106	1,027	0	37,134
Other	4,181	276	911	0	2,466	0	7,834

Foundation IRBA	0	5,937	0	0	264	0	6,202
Central Governments	0	0	0	0	2	0	2
Institutions	0	1,059	0	0	261	0	1,320
Corporates	0	4,879	0	0	1	0	4,880
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,330	8,046	87	440	3,163	2,424	16,490
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,367	4,630	67	0	2	0	6,067
Retail	0	0	0	0	0	0	0
Other	963	3,415	20	440	3,161	2,424	10,424

Standardized Approach	3,874	8,722	7,279	2,521	7,489	9,748	39,633
Central Governments	61	73	39	0	40	0	213
Institutions	28	116	12	8	32	1	198
Corporates	2,868	2,004	6,106	937	2,850	470	15,235
Retail	10	4,654	916	49	2,627	0	8,257
Other	906	1,876	206	1,526	1,941	9,275	15,729

Market Risk	33,435	128	562	2,085	11,050	0	47,259
Internal Model Approach	28,118	0	562	1,102	9,930	0	39,712
Standardized Approach	5,317	128	0	983	1,120	0	7,547

Operational Risk	22,342	6,964	832	4,659	16,095	0	50,891
Advanced measurement approach	22,342	6,964	832	4,659	16,095	0	50,891

Total	114,729	73,001	36,811	12,553	52,443	10,832	300,369

The development of risk-weighted assets in the first quarter 2014 was mainly impacted by the application of the new solvency rules under the CRR/CRD 4 framework, reflecting an increase in credit risk and market risk as well as introducing the new Credit Valuation Adjustment charge.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market and operational risk in the reporting period. While the year 2013 is presented on a Basel 2.5 basis, the current reporting period starts with the Basel 2.5 values at the beginning of the year and the end of period amounts are based upon CRR/CRD 4 transitional rules. The changes in RWA due to the application of the new solvency rules under the CRR/CRD 4 framework are included in the methodology and policy category.

Deutsche Bank	Management Report	53
Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

Development of Risk-weighted Assets for Credit Risk

	Three months ended Mar 31, 2014 CRR/CRD 4		Twelve months ended Dec 31, 2013 Basel 2.5
in € m.	Counterparty credit risk	Thereof: derivatives and repo-style transactions	Counterparty credit risk	Thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	202,219[1]	29,454[1]	228,952	35,274

Book size	3,935	4,396	(4,516)	(2,167)
Book quality	1,003	92	(9,701)	(2,247)
Model updates	6,161	6,161	(2,061)	0
Methodology and policy	22,732	141	0	0
Acquisition and disposals	(1,711)	(62)	(5,467)	(3)
Foreign exchange movements	(29)	(2)	(4,988)	(1,403)

Credit risk RWA balance, end of period	234,309	40,180	202,219	29,454

[1]	RWA balances beginning of the year 2014 are based on Basel 2.5.

Book quality mainly represents the effects from portfolio rating migrations, loss given default, model parameter re-calibrations as well as collateral coverage activities. Organic changes in our portfolio size and composition is considered in the category book size. Model updates include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are considered in the methodology and policy section. Acquisition and disposals is reserved to show significant exposure movements which can be clearly assigned to new businesses and disposal-related activities.

The increase in RWA for counterparty credit risk by 16 % since December 31, 2013 mainly reflects the introduction of the new CRR/CRD 4 regulatory framework. The RWA change in the category “Model updates” represents the impact from the restricted application of the Maturity capping. The increase in the category “Book size” predominantly shows the extended activities in our Core Business partially offset by reduction efforts resulting from de-risking activities in our non core business. The decrease in the category “Acquisition and Disposals” primarily shows the impact of the sale of BHF-Bank.

Development of Risk-weighted Assets for Credit Valuation Adjustment

Based on the new CRR/CRD 4 regulatory framework, we are required to calculate RWA using a Credit Valuation Adjustment or “CVA” which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of March 31, 2014, the RWA for CVA amounted to € 16.3 billion, representing an increase of € 3.9 billion (31%) compared with our pro forma calculation of € 12.4 billion for December 31, 2013. The variance is due to changes in our CVA hedging strategy and also underlying portfolio and prevailing market conditions which impacted the expected exposures from the counterparty risk calculation under CVA.

Development of Risk-weighted Assets for Market Risk

in € m.	Three months ended Mar 31, 2014 CRR/CRD 4	Twelve months ended Dec 31, 2013 Basel 2.5
Market risk RWA balance, beginning of year	47,259[1]	53,058

Movement in risk levels	7,945	(8,598)
Market data changes and recalibrations	139	1,136
Model updates	191	542
Methodology and policy	19,770	1,200
Acquisitions and disposals	(92)	0
Foreign exchange movements	(61)	(79)

Market risk RWA balance, end of period	75,151	47,259

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5

Deutsche Bank	Management Report	54
Interim Report as of March 31, 2014	Risk Report
	Regulatory Capital

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 27.9 billion (59%) RWA increase for market risk since December 31, 2013 was primarily driven by increases in the category methodology and policy as well as movement in risk levels. There is an € 19.8 billion RWA increase for methodology and policy primarily from the Market Risk Standardized Approach for securitizations due to the new regulatory CRR/CRD 4 framework, which became effective on January 1, 2014. In the new framework we assign all retained securitization positions that are unrated or rated below BB a risk weight of 1,250 % to the exposure and these are now included in RWA whereas these exposures were previously considered capital deduction items. Also, under the new framework there is some increase in the floor applied to the comprehensive risk measure for the correlation trading portfolio. There has been an increase from movements in risk levels across a number of measures. The largest increase was due to an increase in securitization inventory from the Market Risk Standardized Approach for securitizations, but increases were also seen in the incremental risk charge, from an increase in single name exposures and some increase from the value-at-risk and stressed value-at-risk models.

Development of Risk-weighted Assets for Operational Risk

in € m.	Three months ended Mar 31, 2014 CRR/CRD 4	Twelve months ended Dec 31, 2013 Basel 2.5
Operational risk RWA balance, beginning of year	50,891[1]	51,595

Loss profile changes (internal and external)	30	2,623
Expected loss development	(197)	(959)
Forward looking risk component	(375)	(515)
Model updates	0	1,885
Methodology and policy	0	0
Acquisitions and disposals	0	(3,738)

Operational risk RWA balance, end of period	50,349	50,891

[1]	RWA balance beginning of the year 2014 is based on Basel 2.5

The slight capital increase in loss profile changes results from an updated Group risk profile offset by a capital reduction according to changes in limits of several insurance contracts. Due to an increase of the expected loss as calculated by our Advanced Measurement Approach model, we were allowed to deduct a slightly higher expected loss, which led to a RWA benefit of € 197 million. Higher capital benefit of € 375 million in forward looking risk component is mainly caused by a better outlook in key risk indicators.

In mid-February 2014 BaFin approved the divestment of BHF-BANK with change of control on March 27, 2014 which is reflected in the figures of the first quarter 2014. DB Investment Services is still included with an acquisition add-on of € 109 million which was calculated based on their Advanced Measurement Approach model. The integration of DB Investment Services in our Advanced Measurement Approach model is planned for the second quarter of 2014.

Deutsche Bank	Management Report	55
Interim Report as of March 31, 2014	Risk Report
	Balance Sheet Management

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we have established a new leverage ratio calculation according to the legally binding framework.

Reconciliation of Exposure Measures applied to CRR/CRD 4 leverage ratio calculation

	Mar 31,2014		Dec 31, 2013
in € bn. (unless stated otherwise)	Total Assets IFRS	CRR/CRD 4	Total Assets IFRS	Pro forma CRR/CRD 4
Exposure Measure (spot value at reporting date)	1,637	1,423	1,611	1,445

Total Delta to IFRS		(214)		(167)

Major exposure components and breakdown of delta to IFRS from:

Derivatives[1]	486	355	509	373

Delta to IFRS from

Netting		(387)		(401)

Add-on		257		266

Securities Financing Transactions[2]	209	49	207	44

Delta to IFRS from

Supervisory Volatility Adjustments Approach[3]		(161)		(163)

Remaining Assets	942	861	896	866

Delta to IFRS from

Pending Settlements Netting		(81)		(30)

Off-Balance Sheet Exposure		194		199

With 100 % credit conversion factor		181		185

With 50 % credit conversion factor		3		2

With 20 % credit conversion factor		8		8

With 10 % credit conversion factor		3		5

Adjustments[4]		(36)		(38)

Total equity (IFRS)	56.0		55.0

Fully loaded Common Equity Tier 1 capital		35.3		34.0

Eligible Additional Tier 1 capital instruments under the phase-out methodology		10.0		11.2

Adjusted Tier 1 capital		45.4		45.2

Leverage Ratio (in x)	29.2		29.3

Adjusted CRR/CRD 4 Leverage Ratio (in %)		3.2		3.1

[1]	Including derivatives qualifying for hedge accounting.
[2]	Including Prime Brokerage receivables.
[3]	Includes regulatory netting, collateral recognition and supervisory haircuts, also for non-cash SFT.
[4]	Including transition from accounting to regulatory view as well as regulatory adjustments.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 29 as of March 31, 2014, unchanged compared with 29 at the end of 2013.

As of March 31, 2014, our adjusted CRR/CRD 4 leverage ratio was 3.2%, compared with 3.1 % as of December 31, 2013, taking into account an adjusted Tier 1 capital of € 45.4 billion over an applicable exposure measure of € 1,423 billion (€ 45.2 billion and € 1,445 billion as of December 31, 2013, respectively). The adjusted Tier 1 capital comprises our fully loaded Common Equity Tier 1 capital plus all Additional Tier 1 instruments that were still eligible according to the transitional phase-out methodology of the CRR/CRD 4. As of December 31, 2012, our Additional Tier 1 instruments from Basel 2.5 compliant issuances amounted to € 12.5 billion. During the transitional phase-out period the maximum recognizable amount of these Additional Tier 1 instruments will be reduced at the beginning of each financial year by 10 % or € 1.3 billion through 2022. For March 31, 2014, this resulted in Additional Tier 1 instruments of € 10.0 billion (€ 11.2 billion as of December 31, 2013)

Deutsche Bank	Management Report	56
Interim Report as of March 31, 2014	Risk Report
	Overall Risk Position

eligible according to CRR/CRD 4 that are included in our adjusted CRR/CRD 4 leverage ratio. We intend to issue new CRR/CRD 4 eligible Additional Tier 1 instruments over time to compensate effects from those that are being phased out under CRR/CRD 4.

In light of the introduction of the afore mentioned new adjusted CRR/CRD 4 leverage ratio, we discontinued the calculation of our adjusted leverage ratio, which was calculated after applying adjustments to reported total assets and total equity under IFRS.

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2014 increase (decrease) from 2013
in € m. (unless stated otherwise)	Mar 31, 2014	Dec 31, 2013	in € m.	in %
Credit risk	11,999	12,013	(14)	0

Market risk	13,558	12,738	820	6
Trading market risk	5,006	4,197	809	19
Nontrading market risk	8,552	8,541	11	0

Operational risk	5,141	5,253	(112)	(2)

Diversification benefit across credit, market and operational risk	(5,054)	(4,515)	(539)	12

Economic capital usage for credit, market and operational risk	25,644	25,489	155	1

Business risk	2,843	1,682	1,161	69

Total economic capital usage	28,487	27,171	1,316	5

As of March 31, 2014, our economic capital usage amounted to € 28.5 billion, which was € 1.3 billion, or 5%, above the € 27.2 billion economic capital usage as of December 31, 2013.

The economic capital usage for credit risk remained materially unchanged at € 12.0 billion as of March 31, 2014, reflecting offsetting effects from operational model improvements and increased exposure, primarily in GTB and CB&S.

The economic capital usage for trading market risk totalled € 5.0 billion as of March 31, 2014, compared with € 4.2 billion at year-end 2013. This was mainly driven by increased exposures in the fair value banking book and in securitization with the largest increase coming from default and migration risk. The nontrading market risk economic capital usage remained materially unchanged with an increase of € 11 million, largely driven by updated market data parameters.

The economic capital usage for operational risk slightly decreased to € 5.1 billion as of March 31, 2014, compared to year-end 2013. The change is mainly driven by higher insurance benefit due to updated contracts and slightly increased benefit from the forward looking risk component. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the recent financial crisis.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of refinancing and reputational risk, and a tax risk component. The business risk economic capital usage totaled € 2.8 billion as of March 31, 2014, which is € 1.2 billion or 69 % higher than the € 1.7 billion economic capital usage as of December 31, 2013. The increase reflected a higher economic capital usage for the strategic risk component driven by adjustments to the strategic plan for 2014.

Deutsche Bank	Management Report	57
Interim Report as of March 31, 2014	Risk Report
	Internal Capital Adequacy

The diversification effect of the economic capital usage across credit, market, operational risk and strategic risk increased by € 539 million, or 12%, as of March 31, 2014, mainly reflecting the increase in economic capital usage before diversification and a methodology update in the first quarter 2014, which relates among other things to the incorporation of strategic risk into the diversification calculation.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition is aligned with the CRR/CRD 4 capital framework.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Mar 31, 2014	Dec 31, 2013
Capital Supply
Shareholders’ Equity	55,753	54,719
Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(520)	(537)
Deferred Tax Assets	(6,828)	(7,071)
Fair Value adjustments for financial assets reclassified to loans [2]	(131)	(363)
Noncontrolling Interests [3]	0	0
Hybrid Tier 1 capital instruments	10,638	12,182
Tier 2 capital instruments	8,578	9,689

Capital Supply	67,490	68,619

Capital Demand
Economic Capital Requirement	28,487	27,171
Intangible Assets	13,951	13,932

Capital Demand	42,439	41,103

Internal Capital Adequacy Ratio	159%	167%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 159 % as of March 31, 2014, compared with 167 % as of December 31, 2013. The change of the ratio was mainly driven by the decrease in capital supply from lower Hybrid Tier 1 capital instruments and lower Tier 2 capital instruments as well as the increase in capital demand due to higher economic capital requirement. Hybrid Tier 1 capital instruments decreased by € 1.5 billion mainly due to the fact that three hybrid issuances amounting to € 1.7 billion were called in the first quarter. The decrease of Tier 2 capital instrument by € 1.1 billion is driven by further called issuances and the sale of BHF-BANK. Shareholders’ equity increased by € 1.0 billion reflecting the net income of the first three months in 2014. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Overall Risk Position”.

The above capital adequacy measures apply for the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework, further described in the other sections of this report.

Deutsche Bank	Confirmations	58
Interim Report as of March 31, 2014	Review Report

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of March 31, 2014	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013

Interest and similar income	6,246	6,594

Interest expense	2,871	2,944

Net interest income	3,375	3,650

Provision for credit losses	246	354

Net interest income after provision for credit losses	3,129	3,296

Commissions and fee income	3,038	2,995

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,616	2,697

Net gains (losses) on financial assets available for sale	73	110

Net income (loss) from equity method investments	154	36

Other income (loss)	136	(97)

Total noninterest income	5,018	5,741

Compensation and benefits	3,349	3,548

General and administrative expenses	3,010	2,818

Policyholder benefits and claims	52	192

Impairment of intangible assets	0	0

Restructuring activities	56	65

Total noninterest expenses	6,466	6,623

Income before income taxes	1,680	2,414

Income tax expense	577	753

Net income	1,103	1,661

Net income attributable to noncontrolling interests	20	10

Net income attributable to Deutsche Bank shareholders	1,083	1,651

Earnings per Common Share

	Three months ended
	Mar 31, 2014	Mar 31, 2013

Earnings per common share:

Basic	€ 1.06	€ 1.76

Diluted	€ 1.03	€ 1.71

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	1,024.0	938.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,055.1	965.6

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of March 31, 2014	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013

Net income recognized in the income statement	1,103	1,661

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	28	(256)

Total of income tax related to items that will not be reclassified to profit or loss	87	62

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	313	296
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(59)	(91)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(14)	(1)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	7	9

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	1	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(128)	416
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(3)	0

Equity Method Investments
Net gains (losses) arising during the period	3	75

Total of income tax related to items that are or may be reclassified to profit or loss	(77)	(36)

Other comprehensive income (loss), net of tax	158	474

Total comprehensive income (loss), net of tax	1,262	2,135

Attributable to:
Noncontrolling interests	21	14
Deutsche Bank shareholders	1,241	2,121

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of March 31, 2014	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Mar 31, 2014	Dec 31, 2013

Cash and due from banks	16,433	17,155

Interest-earning deposits with banks	73,693	77,984

Central bank funds sold and securities purchased under resale agreements	26,514	27,363

Securities borrowed	26,697	20,870

Financial assets at fair value through profit or loss
Trading assets	199,842	210,070
Positive market values from derivative financial instruments	481,936	504,590
Financial assets designated at fair value through profit or loss	180,441	184,597

Total financial assets at fair value through profit or loss	862,219	899,257

Financial assets available for sale	51,204	48,326

Equity method investments	3,675	3,581

Loans	380,954	376,582

Property and equipment	4,318	4,420

Goodwill and other intangible assets	13,951	13,932

Other assets	168,189	112,539

Income tax assets [1]	8,727	9,393

Total assets	1,636,574	1,611,400

Liabilities and Equity
in € m.	Mar 31, 2014	Dec 31, 2013

Deposits	516,565	527,750

Central bank funds purchased and securities sold under repurchase agreements	12,815	13,381

Securities loaned	3,432	2,304

Financial liabilities at fair value through profit or loss
Trading liabilities	59,784	55,804
Negative market values from derivative financial instruments	467,329	483,428
Financial liabilities designated at fair value through profit or loss	95,541	90,104
Investment contract liabilities	7,974	8,067

Total financial liabilities at fair value through profit or loss	630,628	637,404

Other short-term borrowings	55,175	59,767

Other liabilities	211,598	163,595

Provisions [2]	4,614	4,524

Income tax liabilities [1]	2,589	2,701

Long-term debt	132,895	133,082

Trust preferred securities	10,249	11,926

Obligation to purchase common shares	0	0

Total liabilities	1,580,557	1,556,434

Common shares, no par value, nominal value of € 2.56	2,610	2,610

Additional paid-in capital	25,993	26,204

Retained earnings	29,574	28,376

Common shares in treasury, at cost	(9)	(13)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax [3]	(2,415)	(2,457)

Total shareholders’ equity	55,753	54,719

Noncontrolling interests	264	247

Total equity	56,017	54,966

Total liabilities and equity	1,636,574	1,611,400

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 2.0 billion and € 2.1 billion as of March 31, 2014 and December 31, 2013, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of March 31, 2014	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0

Total comprehensive income, net of tax [1]	0	0	1,651	0	0

Common shares issued	0	0	0	0	0

Cash dividends paid	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(194)	0	0

Net change in share awards in the reporting period	0	(331)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	541	0

Tax benefits related to share-based compensation plans	0	(2)	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(49)	0	0	0

Purchases of treasury shares	0	0	0	(3,166)	0

Sale of treasury shares	0	0	0	2,620	0

Net gains (losses) on treasury shares sold	0	1	0	0	0

Other	0	84	0	0	0

Balance as of Mar 31,2013	2,380	23,479	30,656	(65)	0

Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0

Total comprehensive income, net of tax [1]	0	0	1,083	0	0

Common shares issued	0	0	0	0	0

Cash dividends paid	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	115	0	0

Net change in share awards in the reporting period	0	(189)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	394	0

Tax benefits related to share-based compensation plans	0	(18)	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(47)	0	0	0

Purchases of treasury shares	0	0	0	(3,542)	0

Sale of treasury shares	0	0	0	3,153	0

Net gains (losses) on treasury shares sold	0	(3)	0	0	0

Other	0	46	0	0	0

Balance as of Mar 31,2014	2,610	25,993	29,574	(9)	0

[1]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of March 31, 2014	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax	Total shareholders’ equity	Noncontrolling interests	Total equity
468	(159)	0	(1,593)	(10)	(1,294)	54,001	239	54,240

177	(3)	0	415	75	664	2,315	14	2,329

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(194)	0	(194)

0	0	0	0	0	0	(331)	0	(331)

0	0	0	0	0	0	541	0	541

0	0	0	0	0	0	(2)	0	(2)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(49)	0	(49)

0	0	0	0	0	0	(3,166)	0	(3,166)

0	0	0	0	0	0	2,620	0	2,620

0	0	0	0	0	0	1	0	1

0	0	0	0	0	0	84	5	89

645	(162)	0	(1,178)	65	(630)	55,820	258	56,078

303	(101)	2	(2,713)	53	(2,457)	54,719	247	54,966

178	(5)	1	(134)	3	43	1,126	21	1,147

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	115	0	115

0	0	0	0	0	0	(189)	0	(189)

0	0	0	0	0	0	394	0	394

0	0	0	0	0	0	(18)	0	(18)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(47)	0	(47)

0	0	0	0	0	0	(3,542)	0	(3,542)

0	0	0	0	0	0	3,153	0	3,153

0	0	0	0	0	0	(3)	0	(3)

0	0	0	0	0	0	46	(5)	42

481	(107)	3	(2,847)	56	(2,415)	55,753	264	56,017

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of March 31, 2014	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Net income	1,103	1,661

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	246	354
Restructuring activities	56	65
Gain on sale of financial assets available for sale, equity method investments, and other	(101)	(118)
Deferred income taxes, net	332	522
Impairment, depreciation and other amortization, and accretion	708	715
Share of net income (loss) from equity method investments	(154)	(104)

Income adjusted for noncash charges, credits and other items	2,190	3,095

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(4,459)	2,554
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,856)	(4,983)
Financial assets designated at fair value through profit or loss	4,640	(8,246)
Loans	(3,769)	1,851
Other assets	(61,961)	(60,626)
Deposits	(11,516)	(1,623)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities [1]	5,169	8,097
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	508	(3,272)
Other short-term borrowings	(4,701)	5,749
Other liabilities	54,158	55,972
Senior long-term debt [2]	1,077	(7,848)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	20,972	16,290
Other, net	(1,280)	746

Net cash provided by (used in) operating activities	3,828	7,756

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	3,331	3,210
Maturities of financial assets available for sale	3,168	4,489
Sale of equity method investments	4	16
Sale of property and equipment	4	13
Purchase of:
Financial assets available for sale	(9,157)	(8,795)
Equity method investments	(42)	0
Property and equipment	(112)	(113)
Net cash received in (paid for) business combinations/divestitures	333	2
Other, net	(163)	(151)

Net cash provided by (used in) investing activities	(2,634)	(1,329)

Cash flows from financing activities:
Issuances of subordinated long-term debt	4	19
Repayments and extinguishments of subordinated long-term debt	(1,364)	(1,347)
Issuances of trust preferred securities	48	0
Repayments and extinguishments of trust preferred securities	(1,582)	(3)
Purchases of treasury shares	(3,542)	(3,166)
Sale of treasury shares	3,139	2,620
Dividends paid to noncontrolling interests	0	0
Net change in noncontrolling interests	16	11
Cash dividends paid	0	0

Net cash provided by (used in) financing activities	(3,281)	(1,866)

Net effect of exchange rate changes on cash and cash equivalents	110	(284)

Net increase (decrease) in cash and cash equivalents	(9,633)	4,277
Cash and cash equivalents at beginning of period	56,041	53,321
Cash and cash equivalents at end of period	46,407	57,598

Net cash provided by (used in) operating activities include

Income taxes paid, net	12	330
Interest paid	3,403	2,966
Interest and dividends received	6,496	5,940

Cash and cash equivalents comprise

Cash and due from banks	16,433	26,813
Interest-earning demand deposits with banks (not included: time deposits of € 43,719 million as of March 31, 2014, and € 92,723 million as of March 31, 2013)	29,973	30,785

Total	46,406	57,598

[1]

Included are senior long-term debt issuances of € 2,923 million and € 3,012 million and repayments and extinguishments of € 2,809 million and € 4,732 million through March 31, 2014 and March 31, 2013, respectively.

[2]	Included are issuances of € 10,894 million and € 11,424 million and repayments and extinguishments of € 10,525 million and € 18,624 million through March 31, 2014 and March 31, 2013, respectively.

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of March 31, 2014	Basis of Preparation (unaudited)
	Funding Valuation Adjustment

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These are the Segmental Results of Operations of the Segmental Information note which are presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2013, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Funding Valuation Adjustment

In the fourth quarter 2013, the Group completed the implementation of a valuation methodology for incorporating the market-implied funding costs for uncollateralized derivative positions (commonly referred to as Funding Valuation Adjustment). The implementation of the Funding Valuation Adjustment was in response to growing evidence that term funding is an important component of fair value for uncollateralized derivatives and resulted in a € 366 million loss which has been recognized in the fourth quarter 2013 in the Consolidated Statement of Income.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of March 31, 2014	Impact of Changes in Accounting Principles (unaudited) Recently Adopted Accounting Pronouncements

Interest Income and Expense for Securities Borrowed and Loaned and Advisory Fees

In the fourth quarter of 2013, the Group restated comparative information for certain line items in the consolidated statement of income for the years ended December 31, 2012 and 2011 for the effect of errors. These restatements had no impact on net interest income, net revenues, net income or shareholders equity. The following table shows the effect of the errors on the consolidated statement of income for the three months ended March 31, 2013.

	Three months ended 2013
in € m.	Balance as reported	Securities borrowed/ securities loaned	Advisory fees	Balance adjusted
Interest income	6,748	(154)	0	6,594

Interest expense	(3,098)	154	0	(2,944)

Commissions and fee income	2,849	0	146	2,995

Net gains (losses) on financial assets/liabilities held at fair value through profit and loss	2,843	0	(146)	2,697

Interest Income and Expense on Securities Borrowed and Securities Loaned – Retrospective adjustments were made to restate interest income and expense to more accurately reflect the fees paid/received on securities borrowed/securities loaned transactions. The adjustment resulted in decreases in both interest income and expense but did not have any impact on net interest income, net income or shareholders’ equity.

Advisory Fees – Retrospective adjustments were made to reclassify advisory fees from Net gains/losses on financial assets held at fair value to Commissions and fee income to reflect their nature as service based activity in line with the Group’s accounting policies. The reclassification did not have any impact on net revenues, net income or shareholders’ equity.

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 32

On January 1, 2014, the Group adopted the amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32 R”). IAS 32 R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. IAS 32 R did not have a material impact on the Group’s consolidated financial statements.

IFRIC 21

On January 1, 2014, the Group adopted IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, which clarifies that an entity recognises a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. IFRIC 21 did not have a material impact on the Group’s consolidated financial statements. IFRIC 21 has yet to be endorsed by the EU.

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of March 31, 2014	Segment Information (unaudited) New Accounting Pronouncements

New Accounting Pronouncements

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014, with earlier application permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In November 2009 the IASB issued IFRS 9, “Financial Instruments”, which introduces new requirements for how an entity should classify and measure financial assets. In October 2010, the IASB issued a further amendment to IFRS 9 to address the accounting for financial liabilities. Both standards together represent the first phase in the IASB’s replacement of IAS 39, “Financial Instruments: Recognition and Measurement”. In November 2012, the IASB proposed further amendments to IFRS 9 and is expected to issue the final requirements for first phase of IFRS 9 during 2014.

In the second phase of the project to replace IAS 39, the IASB will also replace the rules for impairment of financial assets under IAS 39 and is expected to publish the final rules during 2014. In November 2013, the IASB finalized new hedge accounting guidelines, as part of the third phase of the replacement of IAS 39. These changes were developed to enable entities to better reflect their risk management activities in their financial statements.

The IASB has communicated that all three phases of IFRS 9 will have an effective date of January 1, 2018. The Group is currently assessing the impact of all phases of IFRS 9.

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for Corporate Banking & Securities. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 8.0 million for first quarter 2014. This increase is offset in Group Consolidated figures through a reversal in C&A. Prior period comparatives have not been adjusted due to immateriality. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt municipal bonds is 35%. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of March 31, 2014	Segment Information (unaudited) Allocation of Average Active Equity

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

During the first quarter 2014, the following changes in the organisational structure affected the composition of the business segments:

During the fourth quarter of 2013, the decision was taken to scale down and discontinue elements of the commodities business. The portfolios containing discontinued activities were aggregated under the Special Commodities Group (SCG), which has been subsequently transferred from CB&S to NCOU in the first quarter of 2014. SCG contains assets, liabilities and contingent risks related to Energy, Agriculture, Base Metals and Dry Bulk exposures. The comparatives for CB&S and NCOU have been restated, accordingly. The continued commodities business remains in CB&S.

PBC introduced a new revenue category “Postal and supplementary Postbank Services”, formerly part of other revenues, to provide more transparency on PBC’s revenue composition.

During the first quarter 2014, the Group has made the following capital expenditures or divestitures:

In September 2012 the Group signed an agreement regarding the sale of BHF-BANK AG to Kleinwort Benson Group and RHJ International. The transaction structure was revised in October 2013. This transaction closed towards the end of March 2014 after the German financial regulator, BaFin, had confirmed that it had no objections to this acquisition. Deutsche Bank received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million RHJ International shares issued at par value.

On February 28, 2014, the Group completed the sale of registrar services GmbH to Link Market Services. The business was part of the Corporate Division GTB.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C & A.

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of March 31, 2014	Information on the Consolidated Income Statement (unaudited) Commissions and Fee Income

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Net interest income	3,375	3,650

Trading income[1]	1,699	2,448

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(83)	249

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,616	2,697[3]

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,991	6,347

Sales & Trading (equity)	606	628
Sales & Trading (debt and other products)	2,050	2,502
Total Sales & Trading	2,656	3,130

Loan products	145	84

Remaining products[4]	(27)	232

Corporate Banking & Securities	2,774	3,446

Private & Business Clients	1,557	1,486

Global Transaction Banking[5]	565	541

Deutsche Asset & Wealth Management	335	714

Non-Core Operations Unit	(223)	123

Consolidation & Adjustments	(15)	35

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,991	6,347[3]

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes gains of € 1 million and losses of € (101) million from securitization structures for the three months ended March 31, 2014 and March 31, 2013, respectively. Fair value movements on related instruments of € 28 million and of € 187 million for the three months ended March 31, 2014 and March 31, 2013, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Prior periods have been restated. For further information, please refer to the note “Basis of preparation” of this report.
[4]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[5]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Commissions and fees from fiduciary activities	873	818

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	971	997[1]

Fees for other customer services	1,195	1,180

Total commissions and fee income	3,038	2,995

[1]	Prior periods have been restated. For further information please refer to the note “Basis of preparation” of this report.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of March 31, 2014	Information on the Consolidated Income Statement (unaudited) Restructuring

Pensions and Other Post-Employment Benefits

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Service cost	67	72

Net interest cost (income)	0	10

Total expenses defined benefit plans	67	82

Total expenses for defined contribution plans	108	108

Total expenses for post-employment benefits	175	190

Employer contributions to mandatory German social security pension plan	62	60

The Group expects to pay approximately € 200 million in regular contributions to its retirement benefit plans in 2014. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2014.

Discount rate to determine defined benefit obligation

in %	Mar 31, 2014	Dec 31, 2013
Germany	3.2	3.6

UK	4.5	4.5

U.S.	4.4	4.8

General and Administrative Expenses

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
IT costs	804	676

Occupancy, furniture and equipment expenses	551	484

Professional service fees	451	356

Communication and data services	213	223

Travel and representation expenses	95	95

Payment, clearing and custodian services	116	148

Marketing expenses	63	74

Consolidated investments	200	193

Other expenses[1]	516	569

Total general and administrative expenses	3,010	2,818

[1]	Includes litigation related expenses of € 0 million and € 120 million for the three months ended March 31, 2014 and March 31, 2013, respectively.

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4 billion over a three year period starting 2012 with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

As of March 31, 2014 the Group’s Management Board approved seven phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 56 million were recognized during the first quarter of 2014 (first quarter 2013: € 65 million), thereof € 45 million (first quarter 2013: € 20 million) for termination benefits relating to the reduction of headcount

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of March 31, 2014	Information on the Consolidated Income Statement (unaudited) Effective Tax Rate according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 10 million (first quarter 2013: € 45 million) was incurred for the acceleration of deferred compensation awards not yet amortized. A further expense of € 1 million (first quarter 2013: € 0 million) was recognized for contract termination costs, mainly relating to real estate.

Of the total amount of € 56 million (first quarter 2013: € 65 million), the Corporate Banking & Securities Corporate Division was charged € 46 million (first quarter 2013: € 54 million), the Deutsche Asset & Wealth Management Corporate Division € 4 million (first quarter 2013: € 7 million), the Global Transaction Banking Corporate Division € 2 million (first quarter 2013: € 2 million), the Private & Business Clients Corporate Division € 3 million (first quarter 2013: € 1 million) and the Non-Core Operations Unit Corporate Division € 1 million (first quarter 2013: € 1 million) respectively, including allocations from Infrastructure functions.

Provisions for restructuring amounted to € 163 million and € 119 million as of March 31, 2014 and March 31, 2013, respectively. The majority of the current provisions for restructuring are expected to be utilized during 2014.

During the first quarter of 2014, 393 full-time equivalent (“FTE”) staff were reduced through restructuring. The FTE reductions were identified within the Corporate Banking & Securities Corporate Division (51 FTE), the Deutsche Asset & Wealth Management Corporate Division (75 FTE), the Global Transaction Banking Corporate Division (116 FTE), the Private & Business Clients Corporate Division (12 FTE) and Infrastructure functions (139 FTE).

Effective Tax Rate

Net income for the first quarter 2014 was € 1.1 billion, compared to € 1.7 billion in the first quarter 2013. Income tax expense in the first quarter 2014 was € 577 million versus € 753 million in the comparative period. The effective tax rate in the current quarter was 34 % and 31 % in the first quarter 2013.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Assets Available for Sale

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Mar 31, 2014	Dec 31, 2013
Financial assets classified as held for trading:
Trading assets:
Trading securities	180,307	187,554
Other trading assets[1]	19,535	22,516

Total trading assets	199,842	210,070

Positive market values from derivative financial instruments	481,936	504,590

Total financial assets classified as held for trading	681,777	714,660

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	114,740	116,764
Securities borrowed	32,083	32,485
Loans	14,444	15,579
Other financial assets designated at fair value through profit or loss	19,174	19,768

Total financial assets designated at fair value through profit or loss	180,441	184,597

Total financial assets at fair value through profit or loss	862,219	899,257

[1]	Includes traded loans of € 15,754 million and € 17,787 million as of March 31, 2014 and December 31, 2013, respectively.

in € m.	Mar 31, 2014	Dec 31, 2013
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	58,660	54,951
Other trading liabilities	1,124	853

Total trading liabilities	59,784	55,804

Negative market values from derivative financial instruments	467,329	483,428

Total financial liabilities classified as held for trading	527,113	539,232

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	79,157	73,642
Loan commitments	155	193
Long-term debt	9,665	9,342
Other financial liabilities designated at fair value through profit or loss	6,564	6,927

Total financial liabilities designated at fair value through profit or loss	95,541	90,104

Investment contract liabilities[1]	7,974	8,067

Total financial liabilities at fair value through profit or loss	630,628	637,404

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Mar 31, 2014	Dec 31, 2013
Debt securities	47,448	44,242

Equity securities	1,032	1,076

Other equity interests	821	837

Loans	1,903	2,170

Total financial assets available for sale	51,204	48,326

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Mar 31, 2014			Dec 31, 2013
in € m.	Carrying value		Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitization assets	1,965		1,965	1,985	1,872
Debt securities	1,013		1,053	1,062	1,068
Loans	2,189		1,914	2,367	2,064

Total trading assets reclassified to loans	5,167		4,932	5,415	5,004

Financial assets available for sale reclassified to loans:
Securitization assets	1,900		1,902	1,972	1,955
Debt securities	1,218		1,320	1,220	1,284

Total financial assets available for sale reclassified to loans	3,118		3,222	3,192	3,239

Total financial assets reclassified to loans	8,286	[1]	8,154	8,606	8,243

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 77 million and € 34 million as at March 31, 2014 and December 31, 2013, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the three months ended March 31, 2014, the Group sold reclassified assets with a carrying value of € 36 million, resulting in a net gain of € 0.8 million.

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 194 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 78 million.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	139	225

Impairment (losses) on the reclassified financial assets available for sale which were impaired	(6)	0

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	73	121

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Interest income[1]	38	106

Provision for credit losses	(27)	(8)

Other income[2]	0	(139)

Income (loss) before income taxes on reclassified trading assets	11	(41)

Interest income	19	27

Provision for credit losses	(6)	0

Other income[2]	0	(3)

Income (loss) before income taxes on reclassified financial assets available for sale	13	23

[1]	Significant reduction in interest income driven by accelerated de-risking of former traded assets during 2013.
[2]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Mar 31, 2014			Dec 31, 2013
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/ (losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/ (losses)
Securitization assets and debt securities reclassified:
US municipal bonds	2,105	2,251	146	2,155	2,232	77
Student loans ABS	1,260	1,345	85	1,263	1,305	42
CDO/CLO	918	875	(43)	979	938	(41)
Covered bond	887	870	(17)	885	788	(97)
Commercial mortgages securities	269	254	(15)	281	260	(21)
Residential mortgages ABS	74	73	(1)	74	71	(3)
Other	584	572	(12)	602	585	(17)

Total securitization assets and debt securities reclassified	6,097	6,240	143	6,239	6,179	(60)

Loans reclassified:
Commercial mortgages	1,297	1,283	(15)	1,463	1,428	(35)
Residential mortgages	832	594	(238)	844	598	(246)
Other	60	38	(22)	61	38	(22)

Total loans reclassified	2,189	1,914	(274)	2,367	2,064	(303)

Total financial assets reclassified to loans	8,286	8,154	(131)	8,606	8,243	(363)

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDO’s (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Mar 31, 2014			Dec 31, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	86,230	573,909	21,638	94,055	598,025	22,580
Trading securities	79,289	94,504	6,514	86,325	94,269	6,960
Positive market values from derivative financial instruments	6,642	465,017	10,277	7,421	486,614	10,556
Other trading assets	300	14,388	4,847	309	17,143	5,065
Financial assets designated at fair value through profit or loss	8,311	168,894	3,236	7,083	174,391	3,123
Financial assets available for sale	27,223	20,798	3,183	23,948	21,049	3,329
Other financial assets at fair value[2,3]	0	3,596[2]	0	60	7,347[2]	1

Total financial assets held at fair value	121,764	767,198	28,058	125,146	800,811	29,033

Financial liabilities held at fair value:
Trading liabilities	45,270	474,303	7,540	44,264	486,623	8,345
Trading securities	38,105	20,533	22	36,438	18,490	24
Negative market values from derivative financial instruments	7,115	452,696	7,517	7,815	467,293	8,321
Other trading liabilities	51	1,073	1	12	841	0
Financial liabilities designated at fair value through profit or loss	1,271	92,204	2,065	197	88,466	1,442
Investment contract liabilities[4]	0	7,974	0	0	8,067	0
Other financial liabilities at fair value[2,3]	0	579[2]	(53)[5]	4	1,495[2]	(247)[5]

Total financial liabilities held at fair value	46,541	575,061	9,552	44,465	584,651	9,539

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2013.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	Includes assets and liabilities held for sale related to Tilney in 2014 and to BHF-BANK in 2013.
[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Financial Report 2013 for more detail on these contracts.

[5]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period is mainly due to sales.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The decrease in the period is mainly due to transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in liabilities in the period is primarily due to transfers from level 2 into level 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

Mar 31, 2014		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	6,960	0	123	360	(783)	0	(146)	1,225	(1,224)	6,514

Positive market values from derivative financial instruments	10,556	0	(314)	0	0	0	(210)	1,031	(786)	10,277

Other trading assets	5,065	0	(16)	637	(720)	306	(70)	286	(639)	4,847

Financial assets designated at fair value through profit or loss	3,123	0	24	61	(9)	379	(431)	166	(76)	3,236

Financial assets available for sale	3,329	0	(56)[5]	93	(59)	0	(221)	148	(50)	3,183

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,033	(1)	(240)[7,8]	1,150	(1,572)	685	(1,078)	2,856	(2,775)	28,058

Financial liabilities held at fair value:
Trading securities	24	0	0	0	0	0	0	0	(2)	22

Negative market values from derivative financial instruments	8,321	0	(221)	0	0	0	(123)	571	(1,030)	7,517

Other trading liabilities	0	0	0	0	0	0	0	0	0	1

Financial liabilities designated at fair value through profit or loss	1,442	0	(102)	0	0	57	56	663	(51)	2,065

Other financial liabilities at fair value	(247)	0	8	0	0	0	(5)	0	191	(53)

Total financial liabilities held at fair value	9,539	0	(315)[7,8]	0	0	57	(71)	1,234	(892)	9,552

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 10 million recognized in other comprehensive income, net of tax, and a gain of € 1 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 26 million and for total financial liabilities held at fair value this is a gain of € 3 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Mar 31, 2013		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	10,306	0	363	381	(583)	0	(669)	619	(1,903)	8,514

Positive market values from derivative financial instruments	15,210	0	(811)	0	0	0	(1,117)	1,086	(2,161)	12,207

Other trading assets	4,609	0	127	152	(686)	56	(105)	649	(279)	4,523

Financial assets designated at fair value through profit or loss	3,956	0	198	169	(128)	217	(544)	227	(281)	3,814

Financial assets available for sale	3,940	(80)	74[5]	45	(57)	0	(205)	246	(252)	3,711

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	38,021	(80)	(49)[6,7]	747	(1,454)	273	(2,640)	2,827	(4,876)	32,769

Financial liabilities held at fair value:
Trading securities	318	0	(1)	0	0	0	8	22	(264)	83

Negative market values from derivative financial instruments	9,286	0	567	0	0	0	(700)	1,132	(1,602)	8,683

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,417	0	(21)	0	0	61	(79)	92	(244)	1,226

Other financial liabilities at fair value	(176)	0	65	0	0	0	19	(18)	(37)	(147)

Total financial liabilities held at fair value	10,845	0	610[6,7]	0	0	61	(752)	1,228	(2,147)	9,845

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented above are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 during the period are recorded at their fair value at the beginning of year in the table above. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on financial assets available for sale include a gain of € 28 million recognized in other comprehensive income, net of tax, and a gain of € 6 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 144 million and for total financial liabilities held at fair value this is a gain of € 21 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of March 31, 2014 it could have increased fair value by as much as € 2.8 billion or decreased fair value by as much as € 2.4 billion. As of December 31, 2013 it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.6 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument[1]
	Mar 31, 2014		Dec 31, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	639	513	643	542
Commercial mortgage- backed securities	43	35	39	32
Mortgage and other asset- backed securities	241	228	233	229
Sovereign and quasi sovereign debt obligations	12	8	6	6
Corporate debt securities and other debt obligations	343	243	365	275
Equity securities	59	133	32	97

Derivatives:
Credit	450	421	524	509
Equity	207	141	281	171
Interest related	376	255	405	255
Foreign exchange	18	5	24	6
Other	62	41	83	61

Loans:
Loans	757	654	701	619
Loan commitments	14	14	17	17

Other	194	202	255	277

Total	2,777	2,380	2,966	2,554

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macro economic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (“earnings before interest, tax, depreciation and amortization”) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (“EV”) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

Mar 31, 2014	Fair value
in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	326		0		Price based	Price	0%	103%
					Discounted cash flow	Credit spread (bps)	177	1,500
						Constant default rate
Mortgage- and other asset-backed securities	2,358		0		Price based	Price	0%	122%
					Discounted cash flow	Credit spread (bps)	28	3,175
						Recovery rate	0%	70%
						Constant default rate	0%	27%
						Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,684		0

Debt securities and other debt obligations	3,860		1,295		Price based	Price	0%	168%
Held for trading	3,684		16		Discounted cash flow	Credit spread (bps)	163	5,000
Sovereign and quasi sovereign obligations	591
Corporate debt securities and other debt obligations	3,093
Available-for-sale	176
Designated at fair value			1,279

Equity securities	912		6		Market approach	Price per net asset value	18%	100%
Held for trading	146		6			Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	766				Discounted cash flow	Weighted average cost capital	9%	12%

Loans	8,675		0		Price based	Price	0%	120%
Held for trading	4,245		0		Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,757					Constant default rate	5%	28%
Available-for-sale	1,672					Recovery rate	15%	60%

Loan commitments	0		144		Discounted cash flow	Credit spread (bps)	1	662
						Recovery rate	35%	100%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	1,650	[2]	644	[3]	Discounted cash flow	IRR	2%	40%

Total financial instruments held at fair value	17,781		2,088

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 602 million of other trading assets, € 479 million of other financial assets designated at fair value and € 569 million other financial assets available for sale.
[3]	Other financial liabilities include € 577 million of securities sold under repurchase agreements designated at fair value and € 66 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Dec 31, 2013	Fair value
in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	361		0		Price based	Price	0%	103%
					Discounted cash flow	Credit spread (bps)	100	2,470
						Constant default rate	1%	3%
Mortgage- and other asset-backed securities	2,274		0		Price based	Price	0%	134%
					Discounted cash flow	Credit spread (bps)	70	3,180
						Recovery rate	0%	70%
						Constant default rate	0%	25%
						Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	2,635		0

Debt securities and other debt obligations	4,016		1,205		Price based	Price	0%	156%
Held for trading	3,898		16		Discounted cash flow	Credit spread (bps)	438	5,000
Sovereign and quasi sovereign obligations	597
Corporate debt securities and other debt obligations	3,300
Available-for-sale	118
Designated at fair value			1,189

Equity securities	1,074		8		Market approach	Price per net asset value	62%	100%
Held for trading	428		8			Enterprise value/EBITDA (multiple)	1	14
Available-for-sale	646				Discounted cash flow	Weighted average cost capital	7%	12%

Loans	8,878		0		Price based	Price	0%	122%
Held for trading	4,280		0		Discounted cash flow	Credit spread (bps)	59	3,500
Designated at fair value	2,621					Constant default rate	5%	22%
Available-for-sale	1,976					Recovery rate	15%	60%

Loan commitments	0		186		Discounted cash flow	Credit spread (bps)	5	1,000
						Recovery rate	35%	80%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	1,875	[2]	67	[3]	Discounted cash flow	IRR	2%	46%

Total financial instruments held at fair value	18,477		1,466

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]

Other financial assets include € 784 million of other trading assets, € 502 million of other financial assets designated at fair value, € 588 million other financial assets available for sale and € 1 million of assets held for sale related to BHF-BANK.

[3]	Other financial liabilities include € 67 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Mar 31, 2014	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,537	1,736		Discounted cash flow	Swap rate (bps)	10	1,370
					Inflation swap rate	1%	8%
				Option pricing model	Inflation volatility	0%	3%
					Interest rate volatility	12%	80%
					IR - IR correlation	(2) %	90%
					Hybrid correlation	(70) %	95%
Credit derivatives	4,040	2,233		Discounted cash flow	Credit spread (bps)	2	7,677
					Recovery rate	0%	75%
				Correlation pricing model	Credit correlation	13%	90%
Equity derivatives	1,715	2,355		Option pricing model	Stock volatility	9%	96%
					Index volatility	9%	98%
					Index - index correlation	64%	98%
					Stock - stock correlation	8%	98%
FX derivatives	506	406		Option pricing model	Volatility	2%	30%
Other derivatives	1,480	734	[1]	Discounted cash flow	Credit spread (bps)	320	1,500
				Option pricing model	Index volatility	2%	29%
					Commodity correlation	(30) %	100%
					Commodity forward (€/Ton)	72	79

Total market values from derivative financial instruments	10,277	7,464

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	2,551	2,156		Discounted cash flow	Swap rate (bps)	2	1,336
					Inflation swap rate	0%	8%
				Option pricing model	Inflation volatility	0%	3%
					Interest rate volatility	10%	95%
					IR - IR correlation	(2) %	91%
					Hybrid correlation	(70) %	95%
Credit derivatives	4,377	2,334		Discounted cash flow	Credit spread (bps)	2	4,093
					Recovery rate	0%	75%
				Correlation pricing model	Credit correlation	13%	88%
Equity derivatives	1,419	1,987		Option pricing model	Stock volatility	10%	100%
					Index volatility	11%	98%
					Index - index correlation	62%	98%
					Stock - stock correlation	10%	97%
FX derivatives	529	455		Option pricing model	Volatility	0%	30%
Other derivatives	1,680	1,142	[1]	Discounted cash flow	Credit spread (bps)	320	1,500
				Option pricing model	Index volatility	4%	23%
					Commodity correlation	(30) %	100%
					Commodity forward (€/Ton)	97	106

Total market values from derivative financial instruments	10,556	8,074

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013
Financial assets held at fair value:
Trading securities	216	343
Positive market values from derivative financial instruments	68	(457)
Other trading assets	37	122
Financial assets designated at fair value through profit or loss	66	268
Financial assets available for sale	20	105
Other financial assets at fair value	0	0

Total financial assets held at fair value	407	381

Financial liabilities held at fair value:
Trading securities	(2)	5
Negative market values from derivative financial instruments	106	(710)
Other trading liabilities	1	0
Financial liabilities designated at fair value through profit or loss	62	(55)
Other financial liabilities at fair value	(32)	(56)

Total financial liabilities held at fair value	136	(816)

Total	543	(435)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-date movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Mar 31, 2014	Mar 31, 2013
Balance, beginning of year	796	699

New trades during the period	66	172

Amortization	(90)	(103)

Matured trades	(17)	(31)

Subsequent move to observability	(36)	(10)

Exchange rate changes	(1)	5

Balance, end of period	718	732

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2013.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2013. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2013 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Mar 31, 2014		Dec 31, 2013
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	16,433	16,433	17,155	17,155
Interest-earning deposits with banks	73,693	73,696	77,984	77,985
Central bank funds sold and securities purchased under resale agreements	26,514	26,515	27,363	27,363
Securities borrowed	26,697	26,697	20,870	20,870
Loans	380,954	383,823	376,582	378,085
Other financial assets	146,538	146,531	92,507	92,532

Financial liabilities:
Deposits	516,565	516,320	527,750	527,609
Central bank funds purchased and securities sold under repurchase agreements	12,815	12,793	13,381	13,385
Securities loaned	3,432	3,432	2,304	2,304
Other short-term borrowings	55,175	55,173	59,767	59,763
Other financial liabilities	186,832	186,832	142,649	142,666
Long-term debt	132,895	133,715	133,082	134,359
Trust preferred securities	10,249	11,627	11,926	12,915

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Financial Report 2013.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2013.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Mar 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	29,639	(3,125)	26,514	0	0	(26,514)	0
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	0	0	0	0	0	0	0

Securities borrowed (enforceable)	15,826	0	15,826	0	0	(15,235)	591
Securities borrowed (non-enforceable)	10,871	0	10,871	0	0	(10,803)	68

Financial assets at fair value through profit or loss
Trading assets	200,564	(722)	199,842	0	(27)	(757)	199,058
Positive market values from derivative financial instruments (enforceable)	634,563	(180,296)	454,267	(393,917)	(45,237)	(10,746)	4,367
Positive market values from derivative financial instruments (non-enforceable)	27,669	0	27,669	0	0	0	27,669
Financial assets designated at fair value through profit or loss (enforceable)	144,805	(27,876)	116,929	(17,972)	0	(87,318)	11,639
Financial assets designated at fair value through profit or loss (non-enforceable)	63,513	0	63,513	0	(100)	(43,231)	20,182

Total financial assets at fair value through profit or loss	1,071,113	(208,894)	862,219	(411,889)	(45,364)	(142,051)	262,915

Loans	381,067	(113)	380,954	0	(11,459)	(45,239)	324,256

Other assets	195,627	(27,438)	168,189	(43,219)	(155)	(215)	124,600
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,664	(6,025)	3,639	(3,164)	0	0	475

Remaining assets not subject to netting	172,002	0	172,002	0	0	(755)	171,247

Total assets	1,876,144	(239,570)	1,636,574	(455,108)	(56,978)	(240,812)	883,676

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Mar 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	516,612	(47)	516,565	0	0	0	516,565

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	10,345	(3,125)	7,220	0	0	(7,220)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,594	0	5,594	0	0	(4,513)	1,081

Securities loaned (enforceable)	3,432	0	3,432	0	0	(3,052)	380
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	61,331	(1,547)	59,784	0	0	0	59,784
Negative market values from derivative financial instruments (enforceable)	624,026	(180,561)	443,465	(396,546)	(39,601)	(4,797)	2,521
Negative market values from derivative financial instruments (non-enforceable)	23,864	0	23,864	0	0	(5,471)	18,393
Financial liabilities designated at fair value through profit or loss (enforceable)	96,366	(26,707)	69,659	(17,972)	(5)	(51,683)	(1)
Financial liabilities designated at fair value through profit or loss (non-enforceable)	33,856	0	33,856	0	0	(10,647)	23,209

Total financial liabilities at fair value through profit or loss	839,442	(208,814)	630,628	(414,517)	(39,606)	(72,597)	103,908

Other liabilities	239,182	(27,584)	211,598	(48,005)	0	0	163,593
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,560	(6,025)	535	(535)	0	0	0

Remaining liabilities not subject to netting	205,521	0	205,521	0	0	0	205,521

Total liabilities	1,820,127	(239,570)	1,580,557	(462,523)	(39,606)	(87,382)	991,046

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	26,675	(2,390)	24,285	0	0	(24,271)	15
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,077	0	3,077	0	0	(830)	2,248

Securities borrowed (enforceable)	11,438	0	11,438	0	0	(11,051)	386
Securities borrowed (non-enforceable)	9,432	0	9,432	0	0	(9,004)	428

Financial assets at fair value through profit or loss
Trading assets	211,260	(1,190)	210,070	0	(311)	(2,881)	206,878
Positive market values from derivative financial instruments (enforceable)	738,425	(270,584)	467,841	(406,616)	(47,470)	(10,297)	3,458
Positive market values from derivative financial instruments (non-enforceable)	36,749	0	36,749	0	0	0	36,749
Financial assets designated at fair value through profit or loss (enforceable)	133,122	(19,575)	113,547	(17,121)	0	(84,266)	12,160
Financial assets designated at fair value through profit or loss (non-enforceable)	71,050	0	71,050	0	0	(50,263)	20,787

Total financial assets at fair value through profit or loss	1,190,605	(291,348)	899,257	(423,737)	(47,781)	(147,706)	280,032

Loans	376,638	(56)	376,582	0	(11,042)	(46,899)	318,640

Other assets	128,724	(16,185)	112,539	(43,574)	(278)	(385)	68,302
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	9,375	(5,412)	3,963	(3,518)	0	0	445

Remaining assets not subject to netting	174,790	0	174,790	0	0	(755)	174,035

Total assets	1,921,380	(309,979)	1,611,400	(467,311)	(59,102)	(240,901)	844,087

[1]	Excludes real estate and other non-financial instrument collateral. Amounts have been adjusted accordingly.

Liabilities

	Dec 31, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	527,750	0	527,750	0	0	0	527,750

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,098	(2,390)	4,708	0	0	(4,675)	33
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	8,673	0	8,673	0	0	(7,080)	1,594

Securities loaned (enforceable)	2,304	0	2,304	0	0	(2,112)	192
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	57,702	(1,898)	55,804	0	0	0	55,804
Negative market values from derivative financial instruments (enforceable)	721,233	(268,819)	452,414	(411,547)	(40,055)	(812)	0
Negative market values from derivative financial instruments (non-enforceable)	31,015	0	31,015	0	0	(7,639)	23,376
Financial liabilities designated at fair value through profit or loss (enforceable)	88,021	(18,262)	69,759	(17,121)	(588)	(49,055)	2,995
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,413	0	28,413	0	0	(3,890)	24,523

Total financial liabilities at fair value through profit or loss	926,384	(288,980)	637,404	(428,668)	(40,644)	(61,395)	106,698

Other liabilities	182,204	(18,610)	163,595	(46,058)	0	0	117,537
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	6,028	(5,412)	616	(616)	0	0	0

Remaining liabilities not subject to netting	212,000	0	212,000	0	0	0	212,000

Total liabilities	1,866,414	(309,979)	1,556,434	(474,725)	(40,644)	(75,262)	965,803

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited)
	Allowance for Credit Losses

The column “Gross amounts set off on the balance sheet” discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2013.

The column “Impact of Master Netting Agreements” discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

The columns “Cash collateral” and “Financial instrument collateral” disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the “Other liabilities” and “Other assets” balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Three months ended Mar 31, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	97	144	241	6	0	5	246
Thereof: (Gains)/Losses from disposal of impaired loans	(4)	0	(4)	0	0	0	(4)

Net charge-offs:	(520)	(83)	(603)	0	0	0	(603)
Charge-offs	(528)	(107)	(634)	0	0	0	(634)
Recoveries	7	24	31	0	0	0	31

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(13)	(5)	(18)	0	0	0	(18)

Balance, end of period	2,420	2,788	5,208	107	114	221	5,429

Changes compared to prior year

Provision for credit losses
In € m.	(137)	33	(103)	3	(9)	(5)	(108)
In %	(59)	30	(30)	124	(100)	(48)	(30)

Net charge-offs
In € m.	(424)	(28)	(453)	0	0	0	(453)
In %	440	52	300	0	0	0	300

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of March 31, 2014	Information on the Consolidated Balance Sheet (unaudited) Other Assets and Other Liabilities

	Three months ended Mar 31, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	233	111	344	2	9	11	354
Thereof: (Gains)/Losses from disposal of impaired loans	10	(36)	(26)	0	0	0	(26)

Net charge-offs:	(96)	(55)	(151)	0	0	0	(151)
Charge-offs	(105)	(118)	(223)	0	0	0	(223)
Recoveries	9	63	72	0	0	0	72

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(15)	(7)	(22)	0	1	1	(21)

Balance, end of period	2,389	2,474	4,863	120	106	226	5,089

Changes compared to prior year

Provision for credit losses In € m.	49	(29)	20	12	8	20	40
In %	27	(21)	6	(120)	800	(222)	13

Net charge-offs In € m.	178	41	219	0	0	0	219
In %	(65)	(43)	(59)	0	0	0	(59)

Other Assets and Other Liabilities

Other Assets

in € m.	Mar 31, 2014	Dec 31, 2013
Brokerage and securities related receivables
Cash/margin receivables	41,684	40,938
Receivables from prime brokerage	9,454	9,140
Pending securities transactions past settlement date	6,497	2,697
Receivables from unsettled regular way trades	80,819	30,410

Total brokerage and securities related receivables	138,454	83,185

Accrued interest receivable	2,989	3,236

Assets held for sale	866	6,670

Other	25,879	19,448

Total other assets	168,189	112,539

Other Liabilities

in € m.	Mar 31, 2014	Dec 31, 2013
Brokerage and securities related payables
Cash/margin payables	51,458	53,435
Payables from prime brokerage	31,234	30,266
Pending securities transactions past settlement date	5,802	2,289
Payables from unsettled regular way trades	84,423	33,001

Total brokerage and securities related payables	172,916	118,992

Accrued interest payable	3,140	3,673

Liabilities held for sale	39	6,264

Other	35,503	34,666

Total other liabilities	211,598	163,595

Deutsche Bank	Consolidated Financial Statements	92
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Credit related Commitments and Contingent Liabilities

Long-Term Debt

in € m.	Mar 31, 2014	Dec 31, 2013
Senior debt:

Bonds and notes
Fixed rate	77,597	76,953
Floating rate	27,182	26,503

Subordinated debt:

Bonds and notes
Fixed rate	2,873	3,022
Floating rate	3,492	4,557

Other	21,751	22,047

Total long-term debt	132,895	133,082

Shares Issued and Outstanding

in million	Mar 31, 2014	Dec 31, 2013
Shares issued	1,019.5	1,019.5

Shares in treasury	0.2	0.2

Thereof:

Buyback	0.0	0.0

Other	0.2	0.2

Shares outstanding	1,019.3	1,019.3

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from collateral obtained.

in € m.	Mar 31, 2014	Dec 31, 2013
Irrevocable lending commitments	128,221	126,660

Contingent liabilities	62,191	65,630

Total	190,412	192,290

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Other Contingencies

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2013 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For these and other matters that may have a significant impact on the Group and for which an estimate can be made, the Group currently estimates that, as of March 31, 2014, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.0 billion (December 31, 2013: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Credit Default Swap Antitrust Matters. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank will have the opportunity to present the key elements of its response at an oral hearing which is tentatively scheduled to take place in May 2014.

In re Credit Default Swaps Antitrust Litigation. Several putative civil actions have been filed in federal court in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois against Deutsche Bank and numerous other credit default swap (CDS) dealer banks. All of the complaints allege that the banks conspired to prevent the establishment of exchange traded CDS, with the effect of raising prices for over-the-counter CDS transactions, and seek to represent a class of individuals and entities located in the United States or abroad who, during a period from about October 2008 through the present, directly purchased CDS from or directly sold CDS to the defendants in the United States. All of these CDS civil actions were consolidated for pre-trial purposes and lead plaintiffs filed a consolidated amended complaint, followed by a second amended complaint. Defendants intend to file a motion to dismiss the second amended complaint.

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Other Contingencies

Credit Correlation. Certain regulatory authorities are investigating Deutsche Bank’s bespoke credit correlation trading book and certain risks within that book, during the credit crisis. Issues being examined include the methodology used to value positions in the book as well as the robustness of controls governing the application of valuation methodologies. Deutsche Bank is cooperating with those investigations.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory authorities globally who are investigating trading in the foreign exchange market. The Bank is cooperating with those investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank is also named as a defendant in several putative class action complaints bringing antitrust claims relating to the alleged manipulation of foreign exchange rates.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for the Bank.

On December 4, 2013, Deutsche Bank announced that it had reached a settlement with the European Commission as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 466 million for the Euro interest rate derivatives and € 259 million for the Yen interest rate derivatives matters, respectively, or € 725 million in total. The settlement amount was already substantially reflected in Deutsche Bank’s existing litigation reserves, and no material additional reserves were necessary. The settlement amount reflects the high market share held by Deutsche Bank in certain of the markets investigated by the European Commission. Deutsche Bank remains exposed to civil litigation and further regulatory action relating to these benchmarks.

In the period from mid-2012 to early 2014, four financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, two financial institutions’ settlements included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

A number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but two of these actions were filed on behalf of parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported collusion or manipulation by the defendants relating to the setting of U.S. Dollar LIBOR. With two exceptions, all of the civil actions pending in the SDNY concerning U.S. Dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. Dollar LIBOR MDL). In March 2013, the District Court dismissed the federal and state antitrust

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Other Contingencies

claims, claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO) and certain state law claims that had been asserted in six amended complaints. Appeals to the United States Court of Appeals for the Second Circuit were dismissed as premature. Various motions are pending before the District Court. Additional complaints relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in, removed to, or transferred to the SDNY and are being coordinated as part of the U.S. Dollar LIBOR MDL. These additional actions have been stayed. One other action against Deutsche Bank and other banks concerning U.S. Dollar LIBOR was recently removed to the SDNY and defendants have requested that it be coordinated as part of the U.S. Dollar LIBOR MDL. An additional action concerning U.S. Dollar LIBOR is independently pending in the SDNY and is subject to a pending motion to dismiss.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. Motions to dismiss have been fully briefed and are scheduled for argument. Deutsche Bank was added as a defendant in an amended complaint filed in a putative class action concerning the alleged manipulation of Euribor. Defendants’ time to respond to that complaint has been stayed pending the filing of a further amended complaint. Claims for damages in these cases have been asserted under various legal theories, including violations of the Commodity Exchange Act, federal and state antitrust laws, the Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws.

Kirch. The public prosecutor’s office in Munich is currently conducting criminal investigations against several former Management Board members and two current Management Board members of Deutsche Bank AG, Juergen Fitschen and Stephan Leithner, in connection with the Kirch case. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The public prosecutors are investigating whether the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The two current Management Board members are targets of the criminal investigation because (unlike the other current Management Board members of the Bank) they are alleged to have had special knowledge or responsibility in relation to the Kirch case. The investigation involving former Management Board members is based on the allegation that the former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against the two current Management Board members. Deutsche Bank is cooperating with the Munich public prosecutor’s office.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Other Contingencies

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. and Novastar Mortgage Corporation. These cases are in discovery.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in the putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Assured Guaranty Municipal Corporation, Aozora Bank, Ltd., Bayerische Landesbank, Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), John Hancock, Knights of Columbus, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System, The Charles Schwab Corporation, Triaxx Prime CDO 2006-1 Ltd., Triaxx Prime CDO 2006-1 LLC, Triaxx Prime CDO 2006-2 Ltd., Triaxx Prime CDO 2006-2 LLC, Triaxx Prime CDO 2007-1 Ltd. and Triaxx Prime CDO 2007-1 LLC. These civil litigations and arbitrations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Related Party Transactions

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of March 31, 2014, Deutsche Bank has approximately U.S. $ 5.1 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S. $ 550 million (€ 399 million) as of March 31, 2014.

As of March 31, 2014, Deutsche Bank has completed repurchases, obtained agreements to rescind and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 4.4 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 65.4 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of March 31, 2014, were loans and commitments of € 3 million and deposits of € 16 million. As of December 31, 2013, there were loans and commitments of € 4 million and deposits of € 12 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Deutsche Bank	Consolidated Financial Statements	98
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Related Party Transactions

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Mar 31, 2014	Dec 31, 2013
Loans outstanding, beginning of period	357	918

Loans issued during the period	139	528

Loan repayments during the period	139	676

Changes in the group of consolidated companies	0	(397)[1]

Exchange rate changes/other	(2)	(16)

Loans outstanding, end of period[2]	355	357

Other credit risk related transactions:

Allowance for loan losses	5	6

Provision for loan losses	1	0

Guarantees and commitments	53	54

[1]

In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[2]	Loans past due were € 2 million as of March 31, 2014 and December 31, 2013, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Mar 31, 2014	Dec 31, 2013
Deposits, beginning of period	167	245

Deposits received during the period	23	105

Deposits repaid during the period	47	179

Changes in the group of consolidated companies	(29)	(3)

Exchange rate changes/other	(1)	(2)

Deposits, end of period	113	167

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 75 million as of March 31, 2014, and € 130 million as of December 31, 2013. Trading liabilities and negative market values from derivative financial transactions with associated companies were nil as of March 31, 2014, and € 1 million as of December 31, 2013.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of March 31, 2014, transactions with these plans were not material for the Group.

Deutsche Bank	Consolidated Financial Statements	99
Interim Report as of March 31, 2014	Other Financial Information (unaudited) Events after the Reporting Period

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of March 31, 2014.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 866 million as of March 31, 2014 (December 31, 2013: € 6.7 billion) and the disposal groups included liabilities of € 39 million (December 31, 2013: € 6.3 billion).

In the first quarter 2014, the Group classified a real estate foreclosure portfolio as held for sale within the Corporate Division Non-Core Operations Unit. The portfolio has since been sold. Its classification as held for sale did not result in an impairment loss. The respective portfolio has been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

Also in the first quarter 2014, the Group recorded an impairment loss of € 9 million on an existing disposal group held for sale of the Corporate Division Deutsche Asset & Wealth Management. The charge was recognized in other income.

As of March 31, 2014 and December 31, 2013, unrealized net gains of € 3 million and € 2 million, respectively, relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Non-Core Operations Unit	Sale of the Group’s subsidiary BHF-BANK AG to Kleinwort Benson Group and RHJ International (“RHJI”), following receipt of outstanding regulatory approvals. The Group received total consideration subject to closing purchase price adjustments of € 340 million, comprised of € 309 million in cash and € 31 million in RHJI shares issued at par value.	None.	First quarter 2014

Non-Core Operations Unit	Sale of office buildings previously held as investment property within other assets.	None.	First quarter 2014

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

Deutsche Bank	Other Information (unaudited)	100
Interim Report as of March 31, 2014	Non-GAAP Financial Measures Pre-Tax and Post-Tax Return on Average Active Equity

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 34 % for the three months ended March 31, 2014, and 31 % for the prior year’s quarter. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rate was 33 % for the three months ended March 31, 2014, and 33 % for the three months ended March 31, 2013.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013

Income (loss) before income taxes (IBIT)	1,680	2,414

Less income (loss) before income taxes attributable to noncontrolling interests	(20)	(10)

IBIT attributable to Deutsche Bank shareholders	1,660	2,405

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year. Effective July 1, 2013, the definition of active equity has been aligned to the CRR/CRD 4 framework so that accumulated other comprehensive income (loss) excluding foreign currency translation, net of taxes, is now part of active equity. Prior periods have been restated.

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013

Average shareholders’ equity	55,353	54,621

Average dividend accruals	(860)	(784)

Average active equity	54,493	53,836

Deutsche Bank	Other Information (unaudited)	101
Interim Report as of March 31, 2014	Non-GAAP Financial Measures Book Value and Tangible Book Value per Basic Share Outstanding

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders (i.e., excluding pre-tax and post-tax noncontrolling interests), as a percentage of average shareholders’ equity.

	Three months ended
in %	Mar 31, 2014	Mar 31, 2013

Pre-tax return on average shareholders’ equity	12.0	17.6

Pre-tax return on average active equity	12.2	17.9

Post-tax return on average shareholders’ equity	7.8	12.1

Post-tax return on average active equity	7.9	12.3

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share and tangible book value per basic share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

	Three months ended
in € m.	Mar 31, 2014	Mar 31, 2013

Total shareholders’ equity (Book value)	55,753	55,820

Goodwill and other intangible assets	(13,951)	(14,342)

Tangible shareholders’ equity (Tangible book value)	41,802	41,479

Basic Shares Outstanding

	Three months ended
in million (unless stated otherwise)	Mar 31, 2014	Mar 31, 2013

Number of shares issued	1,019.5	929.5

Treasury shares	(0.2)	(0.3)

Vested share awards	7.3	10.0

Basic shares outstanding	1,026.6	939.2

Book value per basic share outstanding in €	54.31	59.44

Tangible book value per basic share outstanding in €	40.72	44.17

Deutsche Bank	Impressum	102
Interim Report as of March 31, 2014